Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2017
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	4	$492	$786
Financial assets	4	194	241
Accounts receivable and other	4	790	485
Inventory		140	101
Assets classified as held for sale		7	19
Current assets		1,623	1,632
Property, plant and equipment	5	9,434	8,656
Intangible assets	6	10,091	4,465
Investments in associates and joint ventures	7	5,085	4,727
Investment properties		168	154
Goodwill	3	1,324	502
Financial assets	4	763	900
Other assets		209	165
Deferred income tax assets		76	74
Total assets		$28,773	$21,275

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	4	$894	$712
Corporate borrowings	4,8	322	295
Non-recourse borrowings	4,8	180	279
Financial liabilities	4	340	229
Current liabilities		1,736	1,515
Corporate borrowings	4,8	1,394	707
Non-recourse borrowings	4,8	7,751	7,045
Financial liabilities	4	1,064	152
Other liabilities		659	580
Deferred income tax liabilities		2,654	1,612
Preferred shares	4	20	20
Total liabilities		15,278	11,631

Partnership capital
Limited partners	12	4,926	4,611
General partner	12	26	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	12	1,995	1,860
Interest of others in operating subsidiaries		5,953	2,771
Preferred unitholders	12	595	375
Total partnership capital		13,495	9,644
Total liabilities and partnership capital		$28,773	$21,275

The accompanying notes are an integral part of the financial statements.

2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2017	2016	2017	2016
Revenues		$961	$522	$2,551	$1,438
Direct operating costs		(394)	(267)	(1,110)	(667)
General and administrative expenses		(63)	(45)	(173)	(122)
Depreciation and amortization expense	5,6	(215)	(126)	(541)	(334)
		289	84	727	315
Interest expense		(114)	(98)	(315)	(294)
Share of earnings from investments in associates and joint ventures	7	24	32	83	142
Mark-to-market on hedging items	4	(18)	(39)	(84)	1
Other income	3	—	109	19	171
Income before income tax		181	88	430	335
Income tax (expense) recovery
Current		(17)	(8)	(67)	(20)
Deferred		(13)	23	(31)	35
Net income		$151	$103	$332	$350

Attributable to:
Limited partners		$(11)	$40	$(35)	$177
General partner		28	22	84	62
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(6)	16	(17)	73
Interest of others in operating subsidiaries		132	21	278	30
Preferred unitholders		8	4	22	8

Basic and diluted (loss) earnings per limited partner unit:	12	$(0.04)	$0.16	$(0.13)	$0.73
The accompanying notes are an integral part of the financial statements.

Q3 2017 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2017	2016	2017	2016
Net income		$151	$103	$332	$350
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Taxes on revaluation of property, plant and equipment		—	7	—	7

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		417	(75)	365	181
Cash flow hedge	4	43	10	71	10
Net investment hedge	4	(72)	(19)	(269)	—
Available-for-sale securities		4	(20)	6	9
Taxes on the above items		(1)	2	1	14
Investment in associates and joint ventures	7	(21)	(4)	(73)	(17)
		370	(106)	101	197
Total other comprehensive income (loss)		370	(99)	101	204
Comprehensive income		$521	$4	$433	$554

Attributable to:
Limited partners		$103	$(4)	$(40)	$299
General partner		28	22	83	64
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		43	(2)	(18)	123
Interest of others in operating subsidiaries		339	(16)	386	60
Preferred unitholders		8	4	22	8
The accompanying notes are an integral part of the financial statements.

4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at June 30, 2017	$4,226	$(733)	$143	$617	$4,253	$19	$1	$6	$26	$1,778	$(320)	$(34)	$281	$1,705	$6,045	$595	$12,624
Net (loss) income	—	(11)	—	—	(11)	—	28	—	28	—	(6)	—	—	(6)	132	8	151
Other comprehensive income	—	—	—	114	114	—	—	—	—	—	—	—	49	49	207	—	370
Comprehensive (loss) income	—	(11)	—	114	103	—	28	—	28	—	(6)	—	49	43	339	8	521
Unit issuance(2)	677	—	—	—	677	—	—	—	—	300	—	—	—	300	—	—	977
Partnership distributions(3)	—	(113)	—	—	(113)	—	(28)	—	(28)	—	(47)	—	—	(47)	—	(8)	(196)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(243)	—	(243)
Disposition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(188)	—	(188)
Other items	—	—	6	—	6	—	—	—	—	—	—	(6)	—	(6)	—	—	—
Balance as at September 30, 2017	$4,903	$(857)	$149	$731	$4,926	$19	$1	$6	$26	$2,078	$(373)	$(40)	$330	$1,995	$5,953	$595	$13,495

1. Refer to Note 14 Accumulated Other Comprehensive Income.	3. Refer to Note 13 Distributions.
2. Refer to Note 12 Partnership Capital.	4. Refer to Note 7 Investment in Associates and Joint Ventures.

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at June 30, 2016	$3,721	$(509)	$127	$622	$3,961	$19	$1	$5	$25	$1,528	$(223)	$(18)	$281	$1,568	$2,320	$189	$8,063
Net income	—	40	—	—	40	—	22	—	22	—	16	—	—	16	21	4	103
Other comprehensive (loss)	—	—	—	(44)	(44)	—	—	—	—	—	—	—	(18)	(18)	(37)	—	(99)
Comprehensive income (loss)	—	40	—	(44)	(4)	—	22	—	22	—	16	—	(18)	(2)	(16)	4	4
Unit issuance	8	—	—	—	8	—	—	—	—	—	—	—	—	—	—	—	8
Partnership distributions(2)	—	(95)	—	—	(95)	—	(22)	—	(22)	—	(39)	—	—	(39)	—	(4)	(160)
Acquisition of subsidiaries(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	573	—	573
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(56)	—	(56)
Preferred units issued (4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	186	186
Balance as at September 30, 2016	$3,729	$(564)	$127	$578	$3,870	$19	$1	$5	$25	$1,528	$(246)	$(18)	$263	$1,527	$2,821	$375	$8,618

1. Refer to Note 14 Accumulated Other Comprehensive Income.	3. Refer to Note 3 Acquisition of Businesses.
2. Refer to Note 13 Distributions.	4. Refer to Note 12 Partnership Capital.

The accompanying notes are an integral part of the financial statements.

Q3 2017 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2017	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644
Net (loss) income	—	(35)	—	—	(35)	—	84	—	84	—	(17)	—	—	(17)	278	22	332
Other comprehensive (loss) income	—	—	—	(5)	(5)	—	—	(1)	(1)	—	—	—	(1)	(1)	108	—	101
Comprehensive (loss) income	—	(35)	—	(5)	(40)	—	84	(1)	83	—	(17)	—	(1)	(18)	386	22	433
Unit issuance	688	—	—	—	688	—	—	—	—	300	—	—	—	300	—	—	988
Partnership distributions(2)	—	(339)	—	—	(339)	—	(84)	—	(84)	—	(141)	—	—	(141)	—	(22)	(586)
Acquisition of interest(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,429	—	3,429
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(445)	—	(445)
Disposition of interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(188)	—	(188)
Other items	—	—	6	—	6	—	—	—	—	—	—	(6)	—	(6)	—	—	—
Preferred unit issuance(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	220	220
Balance as at September 30, 2017	$4,903	$(857)	$149	$731	$4,926	$19	$1	$6	$26	$2,078	$(373)	$(40)	$330	$1,995	$5,953	$595	$13,495

1. Refer to Note 14 Accumulated Other Comprehensive Income.	4. Refer to Note 7 Investment in Associates and Joint Ventures.
2. Refer to Note 13 Distributions.	5. Refer to Note 12 Partnership Capital.
3. Refer to Note 3 Acquisition of Businesses.

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176
Net income	—	177	—	—	177	—	62	—	62	—	73	—	—	73	30	8	350
Other comprehensive income	—	—	—	122	122	—	—	2	2	—	—	—	50	50	30	—	204
Comprehensive income	—	177	—	122	299	—	62	2	64	—	73	—	50	123	60	8	554
Unit issuance	19	—	—	—	19	—	—	—	—	—	—	—	—	—	—	—	19
Unit repurchases(2)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions(3)	—	(281)	—	—	(281)	—	(62)	—	(62)	—	(115)	—	—	(115)	—	(8)	(466)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,264	—	1,264
Disposition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94)	—	(94)
Preferred units issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	186	186
Other items	—	99	1	(99)	1	—	1	(1)	—	—	41	1	(41)	1	7	—	9
Balance as at September 30, 2016	3,729	(564)	127	578	3,870	19	1	5	25	1,528	(246)	(18)	263	1,527	2,821	375	8,618

1. Refer to Note 14 Accumulated Other Comprehensive Income.	3. Refer to Note 13 Distributions.
2. Refer to Note 12 Partnership Capital.	4. Refer to Note 3 Acquisition of Businesses.
The accompanying notes are an integral part of the financial statements.

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2017	2016	2017	2016
Operating Activities
Net income		$151	$103	$332	$350
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	7	(20)	(20)	(41)	(110)
Depreciation and amortization expense	5,6	215	126	541	334
Mark-to-market on hedging items, provisions and other	4	27	66	102	34
Deferred tax expense (recovery)		13	(23)	31	(35)
Changes in non-cash working capital, net		(11)	91	7	91
Cash from operating activities		375	343	972	664

Investing Activities
Acquisition of subsidiaries, net of cash acquired	3	—	(219)	(4,203)	(539)
Disposal of subsidiaries, net of cash disposed of		—	—	—	127
Investments in associates and joint ventures	7	(33)	(212)	(351)	(716)
Purchase of long lived assets	5,6	(164)	(173)	(515)	(467)
Disposal of long lived assets	5,6	—	—	41	2
Purchase of financial assets		(99)	(14)	(318)	(49)
Sale of financial assets		35	450	230	478
Net settlement of foreign exchange hedging items		(3)	79	(43)	109
Cash used by investing activities		(264)	(89)	(5,159)	(1,055)

Financing Activities
Distributions to general partner	13	(28)	(22)	(84)	(62)
Distributions to other unitholders	13	(168)	(138)	(502)	(404)
Subsidiary distributions to non-controlling interest		(243)	(56)	(445)	(94)
Capital provided by non-controlling interest	3	—	439	2,817	796
Capital provided to non-controlling interest		—	—	—	(18)
Proceeds from corporate borrowings	8	—	—	537	—
Proceeds from corporate credit facility	8	272	869	1,525	2,284
Repayment of corporate credit facility	8	(975)	(1,582)	(1,454)	(2,199)
Proceeds from subsidiary borrowings	8	138	157	479	752
Repayment of subsidiary borrowings	8	(73)	(48)	(205)	(588)
Repayment of other financing activities		—	—	—	(38)
Preferred units issued	12	—	186	220	186
Partnership units issued, net of issuance costs	12	977	8	988	19
Partnership units repurchased		—	—	—	(6)
Cash (used by) from financing activities		(100)	(187)	3,876	628

Cash and cash equivalents
Change during the period		11	67	(311)	237
Impact of foreign exchange on cash		13	(4)	17	5
Balance, beginning of period		468	378	786	199
Balance, end of period		$492	$441	$492	$441

The accompanying notes are an integral part of the financial statements.

Q3 2017 INTERIM REPORT 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Brookfield Infrastructure is a subsidiary of Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5 and Series 7 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C” and “BIP.PR.D”, respectively. Our partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Series 5 Preferred Units” and “Series 7 Preferred Units” are to cumulative Class A preferred limited partnership units, Series 5, and cumulative Class A preferred limited partnership units, Series 7, in our partnership, respectively.
On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.
2. SUMMARY OF ACCOUNTING POLICIES
a) Statement of compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2016. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2016 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 9, 2017.
b) Recently adopted accounting standard amendments
Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to our partnership that became effective January 1, 2017. The impact of adopting these amendments on our partnership’s accounting policies and disclosures are as follows:
IAS 7 Statement of Cash Flows (“IAS 7”)
In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning on or after January 1, 2017. The amendment requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively and Brookfield Infrastructure’s 2017 annual financial statement disclosures will contain information to reflect this amendment.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Standards issued but not yet adopted
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted.
Our partnership has a global team in place to evaluate the financial statements and any corollary impact of adopting IFRS 15, has participated in strategic planning sessions with Brookfield and developed an adoption plan. Our partnership has also identified major revenue streams to be assessed, and has completed the process of identifying and accumulating detailed information on major contracts that may be impacted by the changes at the transition date. Our partnership is currently in the process of evaluating and documenting the impact of this standard in relation to the contractual terms identified that warrant further analysis. The key areas of focus within the context of this standard are primarily in relation to the identification of performance obligation and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations. Next steps involve the finalization of these documented analyses, assessing any impact on internal controls, and drafting pro-forma disclosures that will be required upon initial adoption and thereafter. We are progressing as planned toward the implementation of IFRS 15.
Our partnership has chosen to apply the modified retrospective transition method, in which a cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption and whereby comparative periods will not be restated. No material financial statement adjustments required upon adoption have been identified to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact. Additionally, our partnership continues to monitor international developments in the interpretation of IFRS 15 as a component of our ongoing impact evaluation.
IFRS 9 Financial Instruments (“IFRS 9”)
In July 2014, the IASB issued the final publication of IFRS 9, superseding IAS 39, Financial Instruments. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.
Our partnership has a global team in place to evaluate the financial statements and any corollary impact of IFRS 9 on its consolidated financial statements and business processes. To date, management has participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of IFRS 9 with a primary focus on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under this standard. Changes resulting from IFRS 9 relating to hedge accounting are being evaluated centrally and it has been determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under this new standard and, consequently, the partnership is in the process of finalizing the hedge documentation for these relationships with the view to apply hedge accounting to these relationships prospectively commencing on January 1, 2018. Next steps involve the finalization of documented analyses, assessing any impact on internal controls, and drafting pro-forma disclosures that will be required upon initial adoption of this standard and thereafter. We are progressing as planned toward the implementation of IFRS 9.
Our partnership has decided to adopt IFRS 9 retrospectively with no restatement of comparatives. A cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 16 Leases (“IFRS 16”)
The IASB has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Q3 2017 INTERIM REPORT 9

d) Interpretations, not yet adopted
IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of IFRIC 22 on its consolidated financial statements, including the adoption method.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Brookfield Infrastructure is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
3. ACQUISITION OF BUSINESSES
a) Acquisition of Brazilian regulated gas transmission business
On April 4, 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, for total consideration by Brookfield Infrastructure of $1.6 billion (consortium total of $5.1 billion). Brookfield Infrastructure’s consideration consists of $1.3 billion in cash (consortium total of $4.2 billion) and deferred consideration of $0.3 billion (consortium total of $0.9 billion) payable five years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective April 4, 2017. Acquisition costs of $8 million were recorded as Other expenses within the Consolidated Statements of Operating Results in the second quarter of 2017.

Consideration transferred

US$ MILLIONS
Cash	$1,302
Consideration payable(1)	262
Total Consideration	$1,564

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair value of assets and liabilities acquired as of April 4, 2017:

US$ MILLIONS
Cash and cash equivalents	$89
Accounts receivable and other(2)	317
Intangible assets(2),(3)	5,539
Goodwill(2)	797
Accounts payable and other liabilities(2)	(245)
Deferred income tax liabilities(2)	(940)
Net assets acquired before non-controlling interest	5,557
Non-controlling interest(4)	(3,993)
Net assets acquired	1,564

1.
The deferred consideration is payable on the fifth anniversary of the date of acquisition and has therefore been initially recorded at fair value within non-current financial liabilities on the consolidated statements of financial position. The deferred consideration is denominated in U.S. dollars and accrues interest annually at 3.35% compounded annually. The financial liability will be subsequently measured at amortized cost.

2.
The fair values of accounts receivable and other, intangible assets, goodwill, accounts payable and other liabilities and deferred income tax liabilities for this business have been determined on a provisional basis, pending finalization of the determination of the fair values of the acquired net assets.

3.	Represents guaranteed transfer agreements for 100% of available capacity.

4.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Upon acquisition of an interest in NTS, an additional deferred tax liability of $887 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $797 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
b) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed during the nine-month periods ended September 30, 2017.

US$ MILLIONS
Cash	$9
Consideration payable	17
Total consideration	$26

Fair value of assets and liabilities acquired (provisional):

US$ MILLIONS
Accounts receivable and other	$3
Goodwill	8
Property, plant and equipment	103
Deferred income tax and other liabilities	(9)
Non-recourse borrowings	(30)
Net assets acquired before non-controlling interest	75
Non-controlling interest(1)	(49)
Net assets acquired	$26
1.    Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
c) Acquisition of Australian ports business
On August 18, 2016, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, and Qube Holdings Limited, along with its respective institutional partners, acquired certain assets from Asciano Limited. As part of this transaction, Brookfield Infrastructure tendered its 20% interest in Asciano acquired in the fourth quarter of 2015. As a result of tendering its interest in Asciano Limited, a gain of $123 million was recorded in Other income on the Consolidated Statements of Operating Results during the third quarter of 2016, representing the reclassification of available for sale mark-to-market gains of $44 million and foreign exchange gains of $79 million to net income from accumulated other comprehensive income.

Q3 2017 INTERIM REPORT 11

Concurrently, Brookfield Infrastructure acquired an effective 27% interest in Linx Cargo Care, alongside other members of the Brookfield Consortium, through a Brookfield-sponsored infrastructure fund for total consideration of $145 million, comprising of $13 million in cash and a portion of our partnership’s previously existing interest in shares of Asciano Limited with an acquisition date fair value of $132 million (Brookfield consortium total consideration of $63 million cash and $442 million in fair value of shares, funded through our partnership). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 18, 2016. Acquisition costs of $17 million were recorded as Other expenses within the Consolidated Statements of Operating Results in 2016.
Consideration transferred

US$ MILLIONS
Cash	$13
Common shares of Asciano Limited	132
Total consideration	$145
Fair value of assets and liabilities acquired as of August 18, 2016:

US$ MILLIONS
Cash and cash equivalents	$12
Accounts receivable and other	233
Assets classified as held for sale(1)	115
Property, plant and equipment	225
Intangible assets	69
Goodwill	199
Liabilities directly associated with assets classified as held for sale(1)	(58)
Deferred income tax and other liabilities	(109)
Non-recourse borrowings	(181)
Net assets acquired before non-controlling interest	505
Non-controlling interest(2)	(360)
Net assets acquired	$145

1.
$115 million of equity accounted investments and $58 million of non-recourse borrowings relate to a non-core business acquired as part of the acquisition of the Australian ports business which was sold in the fourth quarter of 2016. The net proceeds recorded approximated the carrying value of the business and therefore no gain or loss on disposition was recorded.

2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The additional goodwill recorded on acquisition primarily represents expected growth arising from the business’ position as an incumbent in a fragmented bulk port services industry. None of the goodwill recognized is expected to be deductible for income tax purposes.
d) Acquisition of North American gas storage business
On July 19, 2016, Brookfield Infrastructure expanded its gas storage business through an acquisition of an effective 40% interest in Niska Gas Storage (“Niska”) for consideration of $227 million through a Brookfield-sponsored infrastructure fund. The consideration was comprised of $141 million of Niska senior notes owned by Brookfield Infrastructure, $19 million of a working capital credit facility provided to Niska by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million(1). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 19, 2016. Acquisition costs of $11 million were recorded as Other expenses within the Consolidated Statements of Operating Results in 2016.

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$67
Senior notes(2)	141
Working capital credit facility	19
Total consideration	$227

1.	The total consideration through the Brookfield-sponsored partnership includes $170 million cash, $357 million in fair value of the Senior notes and $48 million of a working capital facility.

2.
On the date of acquisition of the North American gas storage operation, Brookfield Infrastructure held a pre-existing interest in the Senior notes of $117 million, representing the original cost of $104 million and $13 million of income recorded as Other income on the Consolidated Statements of Operating Results in prior periods. On the acquisition date, Brookfield Infrastructure recorded an additional $24 million of Other income on the Consolidated Statements of Operating Results associated with the recycling of accumulated mark-to-market gains on revaluation of the Senior notes.

Fair value of assets and liabilities acquired as of July 19, 2016:

US$ MILLIONS
Cash and cash equivalents	$15
Accounts receivable and other	99
Inventory	39
Property, plant and equipment	825
Goodwill	82
Deferred income tax and other liabilities	(148)
Non-recourse borrowings	(337)
Net assets acquired before non-controlling interest	575
Non-controlling interest(1)	(348)
Net assets acquired	$227

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value on the acquisition date.
Upon acquisition of the North American gas storage business by Brookfield Infrastructure, a deferred tax liability of $82 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $82 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
e) Acquisition of Peruvian toll road business
On June 28, 2016, Brookfield Infrastructure expanded its toll road business to Peru as it acquired an effective 17% interest in Rutas de Lima S.A.C. (“Rutas”), through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash (total of $400 million funded through a Brookfield-sponsored infrastructure fund) and an amount payable of $9 million (fund total of $30 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 28, 2016. Acquisition costs of less than $1 million were recorded as Other expenses within the Consolidated Statements of Operating Results in 2016.
Consideration transferred

US$ MILLIONS
Cash	$118
Consideration payable(1)	9
Total consideration	$127

Q3 2017 INTERIM REPORT 13

Fair value of assets and liabilities acquired as of June 28, 2016:

US$ MILLIONS
Cash and cash equivalents(2)	$115
Accounts receivable and other	121
Property, plant and equipment	6
Intangible assets(3)	973
Goodwill	139
Deferred income tax and other liabilities	(160)
Non-recourse borrowings	(441)
Net assets acquired before non-controlling interest	753
Non-controlling interest(4)	(626)
Net assets acquired	$127

1.
The purchase price is payable in a series of four payments, one on the date of acquisition as well as three equal payments made 18 months, 27 months and 36 months subsequent to this date and consequently an amount payable of $9 million is recorded as a financial liability within the Consolidated Statements of Financial Position as at September 30, 2017.

2.	Includes $114 million of restricted cash primarily related to toll road construction obligations.

3.
Represents a 30 year Peruvian toll road service concession agreement expiring in January 2043. The agreement obligates Rutas to maintain the toll roads to an acceptable standard in exchange for the ability to charge regulated tariffs to the users of the toll road.

4.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
Upon acquisition of the Peruvian toll road business by Brookfield Infrastructure, a deferred tax liability of $139 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $139 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
f) Supplemental information
Had the acquisition of the Brazilian regulated gas transmission business and the individually insignificant business combinations been effective January 1, 2017, the revenue and net income of Brookfield Infrastructure would have been $2,902 million and $486 million, respectively, for the nine-month period ended September 30, 2017.
In determining the pro-forma revenue and net income attributable to our partnership, management has:

•
Calculated depreciation of property, plant and equipment and intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;

•	Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Interim Condensed and Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2017:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for-sale securities	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$492	$492
Accounts receivable and other	—	—	790	790
Financial assets (current and non-current)(1)	636	62	162	860
Marketable securities	—	97	—	97
Total	$636	$159	$1,444	$2,239

Financial liabilities
Corporate borrowings	$—	$—	$1,716	$1,716
Non-recourse borrowings (current and non-current)	—	—	7,931	7,931
Accounts payable and other	—	—	894	894
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	553	—	851	1,404
Total	$553	$—	$11,412	$11,965

1.	Derivative instruments which are elected for hedge accounting totaling $508 million are included in financial assets and $271 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Q3 2017 INTERIM REPORT 15

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for-sale securities	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$786	$786
Accounts receivable and other	—	—	485	485
Financial assets (current and non-current)(1)	893	12	233	1,138
Marketable securities	—	3	—	3
Total	$893	$15	$1,504	$2,412

Financial liabilities
Corporate borrowings	$—	$—	$1,002	$1,002
Non-recourse borrowings (current and non-current)	—	—	7,324	7,324
Accounts payable and other	—	—	712	712
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	381	—	—	381
Total	$381	$—	$9,058	$9,439

1.	Derivative instruments which are elected for hedge accounting totaling $722 million are included in financial assets and $185 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$492	$492	$786	$786
Accounts receivable and other	790	790	485	485
Financial assets (current and non-current)	860	860	1,138	1,138
Marketable securities	97	97	3	3
Total	$2,239	$2,239	$2,412	$2,412

Financial liabilities
Corporate borrowings(1)	$1,716	$1,722	$1,002	$1,023
Non-recourse borrowings(2)	7,931	8,189	7,324	7,478
Accounts payable and other (current and non-current)	894	894	712	712
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)(4)	1,404	1,404	381	381
Total	$11,965	$12,229	$9,439	$9,614

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

2.
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

4.
Financial liabilities include deferred consideration related to our recent acquisitions that are classified under level 3. The fair value is determined using a discounted cash flow model based our incremental borrowing rate over the interest rate on the deferred consideration.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2017, pre-tax net unrealized gains of $43 million and $71 million (2016: losses of $3 million and 3 million, respectively) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2017, there was a net derivative asset balance of $403 million relating to derivative contracts designated as cash flow hedges (December 31, 2016: $464 million asset).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2017, unrealized net losses of $75 million and $233 million (2016: losses of $104 million and $73 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, for the three and nine-month periods ended September 30, 2017, Brookfield Infrastructure recognized a $3 million gain and $36 million loss, respectively, (2016: gain of $76 million and $64 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As of September 30, 2017, there was a net unrealized derivative liability balance of $166 million relating to derivative contracts designated as net investment hedges (December 31, 2016: net unrealized derivative asset balance of $73 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

•
Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

Q3 2017 INTERIM REPORT 17

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2017	December 31, 2016
Marketable securities	Level 1(1)	$97	$3
Foreign currency forward contracts	Level 2(2)
Financial asset		$267	$210
Financial liability		231	48
Interest rate swaps & other	Level 2(2)
Financial asset		$385	$653
Financial liability		233	287
Other contracts	Level 3(3)
Financial asset		$46	$42
Financial liability		89	46

1.	Valuation technique: Quoted bid prices in an active market.

2.
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

3.	Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $795 million (2016: $908 million) of financial assets and $553 million (2016: $381 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the three-month period ended September 30, 2017, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	September 30, 2017			December 31, 2016
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$97	$—	$—	$3	$—	$—
Financial assets (current and non-current)	—	652	46	—	863	42
Financial liabilities
Financial liabilities (current and non-current)	$—	$464	$89	$—	$335	$46

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

5. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2016	$2,945	$2,150	$1,457	$6,552
Additions, net of disposals	399	76	89	564
Non-cash (disposals), net of additions	(31)	3	—	(28)
Acquisitions through business combinations	—	242	825	1,067
Net foreign currency exchange differences	(418)	(109)	9	(518)
Balance at December 31, 2016	$2,895	$2,362	$2,380	$7,637
Additions, net of disposals	236	77	73	386
Non-cash (disposals), net of additions	(2)	6	(8)	(4)
Acquisition through business combinations(1)	—	—	103	103
Net foreign currency exchange differences	221	199	62	482
Balance at September 30, 2017	$3,350	$2,644	$2,610	$8,604
Accumulated depreciation:
Balance at January 1, 2016	$(291)	$(418)	$(159)	$(868)
Depreciation expense	(128)	(127)	(99)	(354)
Non-cash disposals	—	4	—	4
Net foreign currency exchange differences	36	24	—	60
Balance at December 31, 2016	$(383)	$(517)	$(258)	$(1,158)
Depreciation expense	(85)	(111)	(89)	(285)
Disposals	16	10	—	26
Net foreign currency exchange differences	(25)	(43)	(13)	(81)
Balance at September 30, 2017	$(477)	$(661)	$(360)	$(1,498)
Accumulated fair value adjustments:
Balance at January 1, 2016	$945	$777	$226	$1,948
Fair value adjustments	185	25	125	335
Net foreign currency exchange differences	(87)	(20)	1	(106)
Balance at December 31, 2016	$1,043	$782	$352	$2,177
Net foreign currency exchange differences	64	69	18	151
Balance at September 30, 2017	$1,107	$851	$370	$2,328
Net book value:
December 31, 2016	$3,555	$2,627	$2,474	$8,656
September 30, 2017	$3,980	$2,834	$2,620	$9,434

1.	Refer to Note 3 Acquisition of Businesses.
6. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Cost	$10,634	$4,732
Accumulated amortization	(543)	(267)
Total	$10,091	$4,465

Q3 2017 INTERIM REPORT 19

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Brazilian regulated gas transmission operation	$5,377	$—
Australian regulated terminal	1,967	1,817
Peruvian toll roads	1,116	1,049
Chilean toll roads	1,073	1,054
U.K. port operation	286	265
Indian toll roads	130	136
Other(1)	142	144
Total	$10,091	$4,465

1.	Other intangibles are comprised of customer contracts at our Australian ports operations and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2017
Cost at beginning of the period	$4,732
Additions through business combinations	5,539
Additions, net of disposals	61
Foreign currency translation	302
Balance at September 30, 2017	$10,634
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2017
Accumulated amortization at beginning of the period	$(267)
Disposals	1
Amortization	(256)
Foreign currency translation	(21)
Balance at September 30, 2017	$(543)

20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. INVESTMENT IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2017	For the 12 month period ended December 31, 2016
Balance at beginning of period	$4,727	$2,973
Share of earnings for the period(1)	83	248
Foreign currency translation and other	216	219
Share of other reserves for the period—OCI	(73)	225
Distributions	(42)	(46)
Disposition of interest(2)	(177)	—
Acquisitions(1),(3),(4)	351	1,108
Ending Balance	$5,085	$4,727

1.
In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of the Brazilian toll road operation. The privatization resulted in our partnership’s ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. During 2016 and subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $394 million into the Brazilian toll road operation for growth capital expenditure requirements and to repay maturing debt, increasing our partnership’s ownership interest from 48% to 49%.

2.
In August 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, reorganized the holding entities of its investment in the Brazilian toll road operation. This transaction resulted in no gain or loss being recorded within the Consolidated Statements of Operating Results. The reorganization resulted in Brookfield Infrastructure no longer consolidating a portion of the investment attributable to an institutional partner representing approximately an 8% stake. The reorganization concurrently reduced the investments in associates and joint venture and non-controlling interest partnership capital balances by $177 million during the third quarter of 2017.

3.
In May 2017, Brookfield Infrastructure and its partner in its North American natural gas transmission operation each injected $200 million into the business to pay down operating level debt. A similar transaction was completed in April 2016 by Brookfield Infrastructure and its partner in the amount of $312 million.

4.
In August 2016, Brookfield Infrastructure expanded its ports operations in Australia as it acquired an effective 13% interest in PTH No 1 Pty Ltd (“Patrick”) through a Brookfield-sponsored infrastructure fund, alongside institutional partners, for total consideration of $202 million. The Brookfield Consortium maintains 50% of the voting rights of Patrick in a joint venture with Qube Holdings Limited. Brookfield Infrastructure has joint control through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Brazilian toll road operation(1)	$1,510	$1,505
North American natural gas transmission operation(2)	1,018	806
Chilean transmission operation	746	699
European telecommunications infrastructure operation	567	536
Brazilian rail operation	394	376
Australian ports operation	190	181
Other associates(3)	660	624
Ending Balance	$5,085	$4,727

1.
As a result of a reorganization of the holding entities in the Brazilian toll road operation structure, Brookfield Infrastructure’s carrying value represents its 42% interest. Prior to the reorganization, this balance reflected a 49% interest, inclusive of of an institutional partner’s 8% interest in the operation. The increase from December 31, 2016 is primarily the result of equity injections of $107 million, alongside our partners in the business, and the impact of foreign exchange of $35 million, mostly offset by $177 million due to the reorganization per footnote 2 above.

2.
The increase in the carrying value of our North American natural gas transmission operation from December 31, 2016 is primarily a result of the $200 million equity injection described in footnote 3 above, alongside our partner in the business.

3.
Other includes our partnership’s Texas electricity transmission project, Brazil electricity transmission operation, European port operation, North American west coast container terminal, U.S. gas storage operation and other investments in associates and joint ventures held by consolidated subsidiaries.

Q3 2017 INTERIM REPORT 21

The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Financial position:
Total assets	$38,273	$35,434
Total liabilities	(20,200)	(19,069)
Net assets	$18,073	$16,365

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Financial performance:
Total revenue	$1,796	$1,265	$4,870	$3,514
Total income for the period	93	80	274	286
Brookfield Infrastructure’s share of net income	$24	$32	$83	$142

8. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2022. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at September 30, 2017, draws on the credit facility were$71 million (2016: $nil) and $47 million of letters of credit were issued (2016: $46 million).

	Maturity	Annual Rate	Currency	As of
				September 30, 2017	December 31, 2016
Corporate revolving credit facility	June 30, 2022	LIBOR plus 1.2%	US$	$71	$—
Medium-term notes(1):
Public - Canadian	October 10, 2017	3.5%	C$	322	295
Public - Canadian	October 30, 2018	3.0%	C$	100	93
Public - Canadian	October 30, 2020	3.5%	C$	301	279
Public - Canadian	March 11, 2022	3.5%	C$	360	335
Public - Canadian	February 22, 2024	3.3%	C$	321	—
Public - Canadian	February 22, 2024	3.3%	C$	241	—
Total				$1,716	$1,002

1.	See Note 11, Subsidiary Public Issuers for further details.
On April 17, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%. The notes were issued at a premium with an effective interest rate of 3.1% per annum, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of Brookfield Infrastructure, issued C$300 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
The strengthening of the Canadian dollar against the U.S. dollar during the nine-month period ended September 30, 2017 resulted in an increase in corporate borrowings of $106 million from December 31, 2016.
Subsequent to September 30, 2017, our partnership repaid the medium-term notes maturing on October 10, 2017.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Current	$180	$279
Non-current	7,751	7,045
Total	$7,931	$7,324
Non-recourse borrowings have increased by $607 million since year-end. This increase is attributable to a $333 million increase of foreign denominated debt balances, predominately the Australian dollar and the British pound, and increased borrowings of $274 million at our operating entities to fund growth capital projects.
9. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)

Revenues	$261	$411	$133	$42	$—	$847	$(403)	$517	$961
Costs attributed to revenues	(61)	(232)	(71)	(19)	—	(383)	213	(224)	(394)
General and administrative costs	—	—	—	—	(63)	(63)	—	—	(63)
Adjusted EBITDA	200	179	62	23	(63)	401	(190)	293
Other (expense) income	(2)	(2)	5	(1)	8	8	1	(10)	(1)
Interest expense	(28)	(41)	(19)	(3)	(17)	(108)	39	(45)	(114)
FFO	170	136	48	19	(72)	301	(150)	238
Depreciation and amortization	(58)	(82)	(36)	(19)	—	(195)	94	(114)	(215)
Deferred taxes	(15)	3	(1)	3	4	(6)	—	(7)	(13)
Mark-to-market on hedging items and other	(5)	(28)	(7)	(1)	(48)	(89)	32	23	(34)
Share of earnings from associates	—	—	—	—	—	—	24	—	24
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(140)	(140)
Net income (loss) attributable to partnership(2)	$92	$29	$4	$2	$(116)	$11	$—	$—	$11

Q3 2017 INTERIM REPORT 23

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$180	$334	$123	$40	$—	$677	$(355)	$200	$522
Costs attributed to revenues	(49)	(172)	(59)	(17)	—	(297)	175	(145)	(267)
General and administrative costs	—	—	—	—	(45)	(45)	—	—	(45)
Adjusted EBITDA	131	162	64	23	(45)	335	(180)	55
Other income (expense)	2	(8)	2	—	20	16	7	2	25
Interest expense	(31)	(42)	(26)	(4)	(13)	(116)	51	(33)	(98)
FFO	102	112	40	19	(38)	235	(122)	24
Depreciation and amortization	(38)	(69)	(32)	(19)	—	(158)	84	(52)	(126)
Deferred taxes	2	16	4	1	(5)	18	(5)	10	23
Mark-to-market on hedging items and other	(22)	(37)	(17)	—	59	(17)	11	43	37
Share of earnings from associates	—	—	—	—	—	—	32	—	32
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(25)	(25)
Net income (loss) attributable to partnership(2)	$44	$22	$(5)	$1	$16	$78	$—	$—	$78

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$715	$1,181	$398	$122	$—	$2,416	$(1,191)	$1,326	$2,551
Costs attributed to revenues	(182)	(666)	(187)	(54)	—	(1,089)	624	(645)	(1,110)
General and administrative costs	—	—	—	—	(173)	(173)	—	—	(173)
Adjusted EBITDA	533	515	211	68	(173)	1,154	(567)	681
Other (expense) income	(9)	(4)	11	(2)	35	31	8	(26)	13
Interest expense	(86)	(118)	(69)	(9)	(46)	(328)	132	(119)	(315)
FFO	438	393	153	57	(184)	857	(427)	536
Depreciation and amortization	(147)	(233)	(104)	(55)	—	(539)	273	(275)	(541)
Deferred taxes	(33)	10	(1)	8	2	(14)	(1)	(16)	(31)
Mark-to-market on hedging items and other	(33)	(67)	(26)	(3)	(143)	(272)	72	55	(145)
Share of earnings from associates	—	—	—	—	—	—	83	—	83
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(300)	(300)
Net income (loss) attributable to partnership(2)	$225	$103	$22	$7	$(325)	$32	$—	$—	$32

24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$521	$894	$365	$123	$—	$1,903	$(959)	$494	$1,438
Costs attributed to revenues	(122)	(453)	(163)	(56)	—	(794)	475	(348)	(667)
General and administrative costs	—	—	—	—	(122)	(122)	—	—	(122)
Adjusted EBITDA	399	441	202	67	(122)	987	(484)	146
Other income (expense)	4	(17)	3	(1)	67	56	15	—	71
Interest expense	(101)	(116)	(82)	(9)	(36)	(344)	141	(91)	(294)
FFO	302	308	123	57	(91)	699	(328)	55
Depreciation and amortization	(116)	(183)	(92)	(57)	—	(448)	237	(123)	(334)
Deferred taxes	(6)	22	9	7	(1)	31	(15)	19	35
Mark-to-market on hedging items and other	(67)	31	(25)	(4)	95	30	(36)	87	81
Share of earnings from associates	—	—	—	—	—	—	142	—	142
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(38)	(38)
Net income (loss) attributable to partnership(2)	$113	$178	$15	$3	$3	$312	$—	$—	$312

1.
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the periods under review:

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2017	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
US$ MILLIONS
Total assets	$6,316	$6,639	$3,074	$999	$(938)	$16,090	$(3,075)	$11,590	$4,168	$28,773

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2016	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
US$ MILLIONS
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

1.
The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q3 2017 INTERIM REPORT 25

10. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as adjusted funds from operations (“AFFO”), less estimated1 returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Partnership Capital	$13,495	$9,644
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(5,953)	(2,771)
Deficit	1,229	697
Accumulated Other Comprehensive Income	(1,067)	(1,074)
Ownership Changes	(109)	(109)
Invested Capital	$7,595	$6,387
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2017:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Opening balance	$6,618	$5,457	$6,387	$5,452
Issuance of preferred units	—	186	220	186
Issuance of limited partnership units and redeemable partnership units	977	8	988	13
Ending balance, September 30	7,595	5,651	7,595	5,651
Weighted Average Invested Capital	6,778	5,578	6,646	5,495

26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

11. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers” together with Brookfield Infrastructure Preferred Equity Inc. the “Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the distribution of one or more series of unsecured debentures or notes of the Debt Issuers.
On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%. The notes were issued at a premium with an effective interest rate of 3.1% per annum, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
On October 30, 2015, the Debt Issuers issued C$500 million of medium-term notes under the Indenture in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three-year and five-year bonds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.8%.
On March 11, 2015, the Debt Issuers issued C$450 million of medium-term notes under the Indenture maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.
On October 10, 2012, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.
These notes are unconditionally guaranteed by our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and, in the case of the notes issued in October 2012, Brookfield Infrastructure LLC.

Q3 2017 INTERIM REPORT 27

The following tables set forth consolidated summary financial information for our partnership and the Issuers:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Our partnership(1)	The Issuers	Subsidiaries of our partnership other than the Issuers(2)	Consolidating adjustments(3)	Our partnership consolidated

Revenues	$—	$—	$—	$961	$961
Net (loss) income attributable to partnership(4)	(11)	—	11	11	11

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016
Revenues	$—	$—	$—	$522	$522
Net income (loss) attributable to partnership(4)	40	—	78	(40)	78

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017
Revenues	$—	$—	$—	$2,551	$2,551
Net (loss) income attributable to partnership(4)	(35)	—	32	35	32

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016
Revenues	$—	$—	$—	$1,438	$1,438
Net income (loss) attributable to partnership(4)	177	—	312	(177)	312

AS OF SEPTEMBER 30, 2017
Current assets	$—	$328	$—	$1,295	$1,623
Non-current assets	5,466	—	5,035	16,649	27,150
Current liabilities	—	330	—	1,406	1,736
Non-current liabilities	—	1,324	—	12,218	13,542
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	1,995	1,995
Non-controlling interests – in operating subsidiaries	—	—	—	5,953	5,953
Preferred unitholders	—	—	—	595	595

AS OF DECEMBER 31, 2016
Current assets	$—	$3	$—	$1,629	$1,632
Non-current assets	4,937	297	5,248	9,161	19,643
Current liabilities	—	5	—	1,510	1,515
Non-current liabilities	—	1,004	—	9,112	10,116
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	1,860	1,860
Non-controlling interests – in operating subsidiaries	—	—	—	2,771	2,771
Preferred unitholders	—	—	—	375	375

1.	Includes investments in all subsidiaries of our partnership under the equity method.

2.
Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC, which is presented on a combined basis as Brookfield Infrastructure LLC is a guarantor of the medium term notes issued in October 2012. For the three and nine-month periods ended September 30, 2017 and 2016, the presentation of Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

3.	Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.

4.	Includes net income (loss) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. PARTNERSHIP CAPITAL
As at September 30, 2017, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split. The managing general partner units, special general partner units and redeemable partnership units of the Holding LP were concurrently split to reflect the Unit Split.
(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	1.6	1.6	259.4	243.2	261.0	244.8
Issued for cash	—	—	17.1	16.4	17.1	16.4
Repurchased and cancelled	—	—	—	(0.2)	—	(0.2)
Ending balance	1.6	1.6	276.5	259.4	278.1	261.0
The weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2017 was 1.6 million (2016: 1.6 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2017 was 262.6 million and 260.6 million, respectively (2016: 243.4 million and 243.3 million for the three and nine-month periods).

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	$19	$19	$4,215	$3,716	$4,234	$3,735
Unit issuance	—	—	688	505	688	505
Repurchased and cancelled	—	—	—	(6)	—	(6)
Ending balance	$19	$19	$4,903	$4,215	$4,922	$4,234
In September 2017, our partnership issued 16.6 million units at $42 per unit under shelf registrations in the U.S. and Canada. In total, $700 million of gross proceeds were raised through the issuance and $28 million in equity issuance costs were incurred.
In December 2016, our partnership issued 15.6 million units at $32 per unit under shelf registrations in the U.S. and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred.
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ended September 30, 2017, our partnership issued less than 1 million units for proceeds of $16 million (2016: less than 1 million units for proceeds of $19 million).

Q3 2017 INTERIM REPORT 29

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	108.4	100.3
Issued for cash	7.4	8.1
Ending balance	115.8	108.4
The weighted average number of Redeemable Partnership Units outstanding for the three and nine-month periods ended September 30, 2017 was 109.7 million and 108.8 million, respectively (2016: 100.3 million for the three and nine-month periods).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	$1,778	$1,528
Unit issuance	300	250
Ending balance	$2,078	$1,778
In September 2017, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million.
In December 2016, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	20.0	10.0
Issued for cash	12.0	10.0
Ending balance	32.0	20.0

	Preferred Units
US$ MILLIONS	As of and for the nine-month period ended Sept 30, 2017	As of and for the 12 month period ended Dec. 31, 2016
Opening balance	$375	$189
Unit issuance	220	186
Ending balance	$595	$375
In January 2017, our partnership issued 12 million Series 7 Preferred Units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. In total, $225 million or C$300 million of gross proceeds were raised and $5 million in issuance costs were incurred.
In August 2016, our partnership issued 10 million Series 5 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. In total, $190 million or C$250 million of gross proceeds were raised and $4 million in issuance costs were incurred.

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. DISTRIBUTIONS
For the three and nine-month periods ended September 30, 2017, distributions to partnership unitholders were $160 million and $480 million, respectively, or $0.435 and $1.305, respectively, per partnership unit (2016: $135 million and $399 million, respectively, or $0.3933, per partnership unit).
Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special general partner of the Holding LP, in the amount of $28 million and $84 million for the three and nine-month periods ended September 30, 2017 (2016: $21 million and $59 million, respectively).
For the three and nine-month periods ended September 30, 2017, our partnership declared distributions of $8 million and $22 million, respectively, or $0.26 and $0.75, respectively, per preferred unit on a prorated basis (2016: $4 million and $8 million, respectively, or $0.20, per preferred unit).
14. ACCUMULATED OTHER COMPREHENSIVE INCOME
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$957	$(891)	$215	$(130)	$(4)	$(30)	$619	$736
Other comprehensive income (loss)	—	178	(188)	53	4	—	(52)	(5)
Balance at September 30, 2017	$957	$(713)	$27	$(77)	$—	$(30)	$567	$731

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555
Other comprehensive income (loss)	4	106	(1)	23	5	(1)	(14)	122
Other items	(99)	—	—	—	—	—	—	(99)
Balance at September 30, 2016	$947	$(783)	$98	$(117)	$(4)	$(14)	$451	$578
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$7	$(5)	$3	$(1)	$—	$—	$3	$7
Other comprehensive income (loss)	—	1	(2)	—	—	—	—	(1)
Balance at September 30, 2017	$7	$(4)	$1	$(1)	$—	$—	$3	$6

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$7	$(5)	$1	$(1)	$—	$—	$2	$4
Other comprehensive income	—	1	1	—	—	—	—	2
Other items	(1)	—	—	—	—	—	—	(1)
Balance at September 30, 2016	$6	$(4)	$2	$(1)	$—	$—	$2	$5

Q3 2017 INTERIM REPORT 31

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2017	$417	$(365)	$88	$(58)	$(3)	$(9)	$261	$331
Other comprehensive income (loss)	—	75	(79)	22	2	—	(21)	(1)
Balance at September 30, 2017	$417	$(290)	$9	$(36)	$(1)	$(9)	$240	$330

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2016	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254
Other comprehensive income (loss)	1	42	—	10	2	—	(5)	50
Other items	(41)	—	—	—	—	—	—	(41)
Balance at September 30, 2016	$407	$(316)	$38	$(51)	$(2)	$(2)	$189	$263

15. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
a) Transactions with the immediate parent
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine-month periods ended September 30, 2017 (2016: less than $1 million for the three and nine-month periods).
b) Transactions with other related parties
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $61 million and $166 million, respectively, for the three and nine-month periods ended September 30, 2017 (2016: $43 million and 116 million, respectively).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
Brookfield Infrastructure, from time to time, will place funds on deposit with Brookfield. As at September 30, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2016: $255 million) and earned interest of less than $1 million and $1 million, respectively, for the three and nine-month periods ended September 30, 2017 (2016: less than $1 million for the three and nine-month periods).
Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the three and nine-month periods ended September 30, 2017, revenues of $2 million and $5 million, respectively, were generated (2016: less than $1 million for the three and nine-month periods) and expenses of $2 million and $3 million were incurred, respectively (2016: less than $1 million for the three and nine-month periods).

32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and nine-month periods ended September 30, 2017, Brookfield Infrastructure paid less than $1 million for these services (2016: less than $1 million for the three and nine-month periods).

Q3 2017 INTERIM REPORT 33

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 9, 2017, and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation (see “Reconciliation of Non-IFRS Financial Measures” on page 57 for more details). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 39 for more detail.
Distribution Policy
Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.
In light of the current strong prospects for our business, the Board of Directors of our general partner approved a 12% increase in our quarterly distribution to $0.435 per unit, which started with the distribution paid in March 2017. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.435 per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations. All historical per unit figures have been adjusted to effect for the change in units due to the three-for-two unit split completed during September 2016.

34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2016. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 61 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last nine years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 95% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America
	• Regulated Distribution	• Europe & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• Asia Pacific & South America
	• Toll Roads	• South America & Asia Pacific
	• Ports	• Europe, North America & Asia Pacific

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission & Storage	• North America
	• District Energy	• North America & Asia Pacific

Communications Infrastructure
Provide essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

Q3 2017 INTERIM REPORT 35

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section we review our consolidated performance and financial position as of September 30, 2017 and December 31, 2016 and for the three and nine-month periods ended September 30, 2017 and 2016. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 39.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2017	2016	2017	2016
Summary Statements of Operating Results
Revenues	$961	$522	$2,551	$1,438
Direct operating costs	(394)	(267)	(1,110)	(667)
General and administrative expenses	(63)	(45)	(173)	(122)
Depreciation and amortization expense	(215)	(126)	(541)	(334)
Interest expense	(114)	(98)	(315)	(294)
Share of earnings from investments in associates and joint ventures	24	32	83	142
Mark-to-market on hedging items	(18)	(39)	(84)	1
Income tax expense	(30)	15	(98)	15
Net income	151	103	332	350
Net income attributable to our partnership(1)	11	78	32	312
Net (loss) income per limited partnership unit	$(0.04)	$0.16	$(0.13)	$0.73
1.     Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
Three-month periods ended September 30, 2017 and 2016
For the three-month period ended September 30, 2017 we reported net income of $151 million, of which $11 million is attributable to our partnership. This is compared to net income of $103 million in the prior year, of which $78 million was attributable to our partnership. While net income was higher across all of our operating segments compared to 2016, these results were offset by the impact of non-cash movements relating to foreign currency hedges. The prior period also included a non-recurring gain of $123 million, of which $92 million was attributable to our partnership, in our ports business.
Revenues for the three-month period ended September 30, 2017 were $961 million, an increase of $439 million compared to the same period in 2016. Our utilities segment contributed additional revenue of $324 million as a result of the recent acquisition of a Brazilian regulated gas transmission business and various growth initiatives, primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $108 million of revenue, due to a full quarter contribution from the ports business in Australia which we acquired during August 2016 and inflationary tariff increases across a number of our businesses. Organic growth initiatives within our district energy business contributed incremental revenue of $6 million in our Energy segment. Additionally, the current period benefitted from $10 million foreign exchange gains, although that was offset by a $9 million decrease from the impact of the sale of the Ontario electricity transmission business last year.
Direct operating expenses for the three-month period ended September 30, 2017 were $394 million, which represents an increase of $127 million compared to the three-month period ended September 30, 2016. The current period includes $99 million of incremental costs related to recently completed acquisitions, $26 million from expansion of our systems and a $4 million increase caused by foreign exchange movements. The increases have been partially offset by a $2 million reduction in costs associated with the Ontario electricity transmission business sold last year.
General and administrative expenses totaled $63 million for the three-month period ended September 30, 2017, an increase of $18 million compared to the same period in 2016. This line item primarily consists of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% per annum of our partnership’s market value plus our preferred units and net recourse debt. The Base Management Fee increased from prior year due to a higher unit price and the issuances of medium-term notes, partnership units and preferred units over the last 12 months, the proceeds of which were used to fund new investments.
Depreciation and amortization expense for the three-month period ended September 30, 2017 was $215 million, an increase of $89 million compared to the prior year. Depreciation and amortization expense increased due to higher asset values resulting from our annual revaluation process, capital expenditures and acquisitions completed over the past year.

36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Interest expense for the three-month period ended September 30, 2017 was $114 million, an increase of $16 million compared to the same period in 2016. Interest expense increased due to a higher amount of corporate borrowings used to fund new investments and organic growth opportunities, and the impact of foreign exchange, partially offset by the impact of the sale of the Ontario electricity transmission business last year.
Earnings from investments in associates and joint ventures were $24 million for the three-month period ended September 30, 2017, representing a decrease of $8 million compared to the same period in 2016. The contribution from organic growth initiatives across our businesses during the current period were more than offset by the impact of a one-time gain at our Brazilian toll road operations in the prior year.
Mark-to-market losses on hedging items for the three-month period ended September 30, 2017 were $18 million compared to losses of $39 million for the three-month period ended September 30, 2016. Both the current and comparative periods consist primarily of mark‑to‑market movements relating to foreign exchange hedging activities at the corporate level, mainly relating to the Australian dollar, British pound and Euro.
Income tax expense for the three-month period ended September 30, 2017 was $30 million compared to a recovery of $15 million for the same period in 2016. The increased tax expense primarily relates to acquisitions that occurred during the past year and higher taxable income generated by our operations. The prior year included a deferred tax recovery associated with a reduction in the U.K. corporate tax rate.
Nine-month periods ended September 30, 2017 and 2016
For the nine-month period ended September 30, 2017 we reported net income of $332 million, of which $32 million is attributable to our partnership. This is compared to net income of $350 million during the first nine months of the prior year, of which $312 million was attributable to our partnership. Net income decreased as the benefits from organic growth and acquisitions over the past 12 months, most notably our Brazilian regulated gas transmission business, were more than offset by the impacts of one-time gains associated with the privatization of our Brazilian toll road operations, one-time gains in our ports business and mark-to-market losses on hedging items during the current period.
Revenues for the nine-month period ended September 30, 2017 were $2,551 million, an increase of $1,113 million compared to the same period in 2016. Our utilities segment contributed additional revenue of $672 million as a result of the recent acquisition of a Brazilian regulated gas transmission business and the benefit of inflation-indexation and various growth initiatives primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $443 million of revenue, primarily due to higher iron ore prices which resulted in lower tariff relief extended to one of our clients at our Australian rail operation, the benefit of inflationary tariff increases and the impact of higher volumes at our South American toll roads. Additionally, revenues benefitted from the contribution from the recently completed acquisitions of toll roads in Peru as well as an Australian ports business. Organic growth initiatives within our district energy business and the expansion of our North American gas storage business contributed incremental revenue of $89 million relative to the prior year. These items were partially offset by $8 million of foreign exchange, a $19 million impact of a rate reset at our Australian regulated terminal operation and a $64 million decrease due to our capital recycling initiatives completed over the last year.
Direct operating expenses for the nine-month period ended September 30, 2017 were $1,110 million, which represent an increase of $443 million compared to the nine-month period ended September 30, 2016. The current period included $426 million of costs related to recently completed acquisitions and $47 million of incremental costs associated with the organic growth initiatives listed above. These increases have been partially offset by a $30 million reduction from costs associated with our capital recycling initiatives completed over the last year and foreign exchange.
General and administrative expenses totaled $173 million for the nine-month period ended September 30, 2017, an increase of $51 million compared to the same period in 2016. This line item primarily consists of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% per annum of our partnership’s market value plus our preferred units and net recourse debt. The Base Management Fee increased from prior year due an increase in unit price and the issuance of medium-term notes, partnership units and preferred units, the proceeds from which were used to fund new investments.
Depreciation and amortization expense for the nine-month period ended September 30, 2017 was $541 million, an increase of $207 million compared to the prior year. Depreciation and amortization expense increased due to higher asset values resulting from our annual revaluation process, capital expenditures and incremental charges associated with new businesses acquired in the last year.
Interest expense for the nine-month period ended September 30, 2017 was $315 million, an increase of $21 million, compared to the same period in 2016. Interest expense was higher due to additional corporate borrowings used to fund new investments and organic growth opportunities, and the impact of foreign exchange, partially offset by capital recycling initiatives.

Q3 2017 INTERIM REPORT 37

Earnings from investments in associates and joint ventures were $83 million for the nine-month period ended September 30, 2017, representing a decrease of $59 million compared to the same period in 2016. The decrease is predominantly associated with a $119 million non-recurring gain recorded at our Brazilian toll road business in the prior year. This was partially offset by an additional $40 million of income from organic growth initiatives within our North American natural gas transmission operation and the benefit of inflationary tariff increases and an increased ownership in our Brazilian toll road operations. The decrease was also offset by earnings from our Australian ports business acquired in August 2016 and foreign exchange.
Mark-to-market losses on hedging items for the nine-month period ended September 30, 2017 were $84 million compared a gain of $1 million for the nine-month period ended September 30, 2016. Both the current and comparative periods consist primarily of mark‑to‑market movements relating to foreign exchange hedging activities at the corporate level, primarily relating to the Australian dollar, British pound and Euro.
Income tax expense for the nine-month period ended September 30, 2017 was $98 million compared to a recovery of $15 million for the nine-month period ended September 30, 2016 primarily due to acquisitions made during the past year and higher taxable income generated by our operations. The recovery in the prior period was caused by a decrease in the U.K. corporate tax rate enacted during the third quarter of 2016, which reduced the future tax obligation associated with our U.K. businesses.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2017	December 31, 2016
Cash and cash equivalents	$492	$786
Total assets	28,773	21,275
Corporate borrowings	1,716	1,002
Non-recourse borrowings	7,931	7,324
Total liabilities	15,278	11,631
Limited Partners’ capital	4,926	4,611
General Partner capital	26	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,995	1,860
Non-controlling interest – in operating subsidiaries	5,953	2,771
Preferred unitholders	595	375
Total assets were $28,773 million at September 30, 2017, compared to $21,275 million at December 31, 2016, an increase of $7,498 million or 35%. The increase is primarily due to acquisitions completed over the past nine months, most notably our Brazilian regulated gas transmission business, and organic growth which have increased total assets by $6,296 million. Total assets have also increased by $1,202 million due to the impact of foreign exchange as most foreign currencies in which we operate have appreciated against the U.S. dollar.
Corporate borrowings increased to $1,716 million at September 30, 2017, compared to $1,002 million at December 31, 2016. The $714 million increase is due to incremental draws of $71 million on our corporate credit facility, the issuance of $537 million of medium-term notes and a $106 million increase from foreign currency revaluation.
Non-recourse borrowings increased by $607 million to $7,931 million at September 30, 2017 from $7,324 million at December 31, 2016. The increase is attributable to a $333 million increase from the strengthening of foreign currencies against the U.S. dollar since December 31, 2016, and increased borrowings associated with growth capital projects at our operating entities of $274 million.
Partnership capital increased by $449 million to $6,947 million at September 30, 2017. The increase is due to $972 million of net proceeds from partnership units issued in September 2017, $16 million of net proceeds from partnership units issued as part of our dividend reinvestment plan and comprehensive income attributable to the partnership of unitholders of $25 million, partially offset by distributions paid to our unitholders of $564 million.

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS		2017		2016				2015
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$961	$934	$656	$677	$522	$462	$454	$455
Direct operating costs	(394)	(373)	(343)	(396)	(267)	(198)	(202)	(199)
Earnings from investment in associates and joint ventures	24	36	23	106	32	106	4	14
Expenses
Interest	(114)	(107)	(94)	(98)	(98)	(101)	(95)	(94)
Corporate costs	(63)	(59)	(51)	(44)	(45)	(40)	(37)	(35)
Valuation items
Fair value changes and other	(18)	(34)	(13)	76	70	39	63	(54)
Depreciation and amortization	(215)	(206)	(120)	(113)	(126)	(108)	(100)	(82)
Income tax (expense) recovery	(30)	(56)	(12)	(30)	15	(1)	1	29
Net income	151	135	46	178	103	159	88	34
Net income attributable to others	162	151	54	79	63	63	47	28
Net (loss) income attributable to limited partners	(11)	(16)	(8)	99	40	96	41	6
Net (loss) income per limited partnership unit	$(0.04)	$(0.06)	$(0.03)	$0.41	$0.16	$0.39	$0.17	$0.03
A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital which add to the ongoing earnings profile of our current businesses, as well as new investments. On a constant currency basis, these items contributed to increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.
We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.
SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Discussion of Segment Reconciling Items” on page 64 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Utilities Operations
Our utilities segment is comprised of regulated utilities businesses, including regulated distribution (electricity and natural gas connections), regulated electricity and gas transmission businesses and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Concession agreements are typically for 30-year periods with inflation protected revenue streams with no material volume risk. Our diversified portfolio of assets allow us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins overtime that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
Our objectives for our utilities segment are to invest capital in the expansion of our rate base and in accordance with our concession agreements, as well as to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and concession agreements. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our adjusted funds from operations (“AFFO”).

Q3 2017 INTERIM REPORT 39

Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,000 kilometres of natural gas pipelines in Brazil

•
Approximately 11,200 kilometres of operating transmission lines in North and South America along with an additional approximately 4,200 kilometres of greenfield regulated transmission developments in South America

Regulated Distribution

•	Approximately 2.8 million connections, predominantly electricity and natural gas, and approximately 680,000 installed smart meters
Regulated Terminal

•	One of the world’s largest metallurgical coal export terminals, with approximately 85 million tons per annum (“mtpa”) of capacity
Recent Developments
During 2016, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, signed agreements to acquire an effective 28% interest in a Peruvian water irrigation system for an investment of approximately $15 million (our share). Completion of this transaction is subject to certain closing conditions and regulatory approvals.
Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Rate base	$5,624	$4,032	$5,624	$4,032
Funds from operations (FFO)	170	102	438	302
Maintenance capital expenditures	(4)	(3)	(10)	(9)
Adjusted funds from operations (AFFO)	$166	$99	$428	$293
Return on rate base(1),(2)	11%	10%	11%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

2.	Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation and a return of capital component at our Brazilian regulated gas transmission business.
For the three-month period ended September 30, 2017, our utilities segment generated FFO of $170 million compared with $102 million for the same period in the prior year. The largest contributor to the increase in in FFO in the quarter was the recently acquired regulated gas transmission business in Brazil. Additionally, FFO for the segment benefitted higher connection activity at our U.K. regulated distribution business and the benefit of inflation indexation and capital commissioned into the rate. These increases were partially offset by the impact of the sale of the Ontario electricity transmission business in the prior year.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our utilities segment’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Revenue	$261	$180	$715	$521
Costs attributable to revenues	(61)	(49)	(182)	(122)
Adjusted EBITDA	200	131	533	399
Interest expense	(28)	(31)	(86)	(101)
Other (expense) income	(2)	2	(9)	4
Funds from operations (FFO)	170	102	438	302
Depreciation and amortization	(58)	(38)	(147)	(116)
Deferred taxes and other items	(20)	(20)	(66)	(73)
Net income	$92	$44	$225	$113
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016	2017	2016	2017	2016
Regulated Transmission	$105	$39	$246	$105	$97	$30	$213	$82
Regulated Distribution	70	66	210	192	57	55	175	159
Regulated Terminal	25	26	77	102	16	17	50	61
Total	$200	$131	$533	$399	$170	$102	$438	$302

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Rate base, start of period	$5,553	$3,961	$3,788	$4,018
Acquisitions	—	—	1,498	—
Capital expenditures commissioned	119	49	223	156
Inflation and other indexation	14	15	34	54
Regulatory depreciation	(11)	(13)	(36)	(38)
Foreign exchange and other	(51)	20	117	(158)
Rate base, end of period	$5,624	$4,032	$5,624	$4,032
For the three-month period ended September 30, 2017, our regulated transmission operations generated Adjusted EBITDA of $105 million and FFO of $97 million, compared to $39 million and $30 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to the contribution from our Brazilian regulated gas transmission business, the benefit of inflation-indexation and additions to rate base. The prior year included contribution from a transmission business in Ontario that was sold in 2016.
For the three-month period ended September 30, 2017, our regulated distribution operations generated Adjusted EBITDA of $70 million and FFO of $57 million, compared to $66 million and $55 million, respectively, in the 2016 period. Adjusted EBITDA and FFO increased as a result of the strong performance at our U.K. regulated distribution business driven by an increased rate base, higher connections income, inflation-indexation and contributions from smart meters acquired in the last 12 months, partially offset by the impact of foreign exchange.
For the three-month period ended September 30, 2017, our regulated terminal reported Adjusted EBITDA of $25 million and FFO of $16 million, compared to $26 million and $17 million, respectively, in the same period of 2016. Adjusted EBITDA and FFO decreased from the prior year as the benefits of inflation-indexation were more than offset by the impact of foreign exchange.
Depreciation and amortization expenses increased to $58 million for the three-month period ended September 30, 2017, from $38 million for the same period in 2016. The increase of $20 million from 2016 is primarily due to the amortization associated with acquisition of our Brazilian regulated gas transmission business in April, incremental depreciation associated with additions to our regulated asset base, higher asset values from our annual revaluation process and the impact of foreign exchange.

Q3 2017 INTERIM REPORT 41

Deferred taxes and other items for the three-month period ended September 30, 2017 were a loss of $20 million, consistent with prior year.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Capital backlog, start of period	$910	$701	$761	$452
Additional capital project mandates	111	98	397	611
Less: capital expenditures	(148)	(92)	(344)	(315)
Foreign exchange and other	(19)	(15)	40	(56)
Capital backlog, end of period	854	692	854	692
Construction work in progress	301	192	301	192
Total capital to be commissioned	$1,155	$884	$1,155	$884
As of September 30, 2017, total capital to be commissioned was $1,155 million compared to $884 million as of September 30, 2016. Our U.K. regulated distribution business, Brazil electricity transmission system and Chilean electricity transmission operations are the largest contributors to capital to be commissioned with approximately $680 million, $260 million and $190 million, respectively.
Transport
Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by contractual revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail

•	Sole provider of rail network in south of Western Australia with approximately 5,500 kilometres of track and operator of approximately 4,800 kilometres of rail in South America
Toll Roads

•	Approximately 3,600 kilometres of motorways in Brazil, Chile, Peru and India
Ports

•	36 terminals in North America, U.K., Australia and across Europe
Recent Developments
During August 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, agreed to acquire two toll roads in Southern India for approximately $100 million (our share), which, following completion of this transaction, will bring our total road portfolio in the country to over 600 kilometres. This transaction is expected to close in early 2018, subject to completion of the roads’ construction and customary regulatory approvals.

42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Growth capital expenditures	$86	$104	$259	$211
Adjusted EBITDA margin(1)	43%	49%	44%	49%
Funds from operations (FFO)	136	112	393	308
Maintenance capital expenditures	(32)	(24)	(95)	(59)
Adjusted funds from operations (AFFO)	$104	$88	$298	$249

1.
EBITDA margin is calculated net of construction revenues and costs of $1 million and $5 million which were incurred during three and nine-month periods ended September 30, 2017 (2016 - $nil for the three and nine-month periods) at our Peruvian toll road operation during construction.

For the three-month period ended September 30, 2017, our transport segment generated FFO of $136 million compared to $112 million for the same period in the prior year. FFO benefitted from inflationary tariff increases at our rail and toll road businesses, a 4% increase in the traffic on our South American roads and the contribution from our Australian ports business acquired in the third quarter of 2016, partially offset by lower results from our rail assets and the impact of foreign exchange.
The following table presents our transport segment’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Revenues	$411	$334	$1,181	$894
Cost attributed to revenues	(232)	(172)	(666)	(453)
Adjusted EBITDA	179	162	515	441
Interest expense	(41)	(42)	(118)	(116)
Other income (expense)	(2)	(8)	(4)	(17)
Funds from operations (FFO)	136	112	393	308
Depreciation and amortization	(82)	(69)	(233)	(183)
Deferred taxes and other items	(25)	(21)	(57)	53
Net income	$29	$22	$103	$178
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016	2017	2016	2017	2016
Rail	$67	$65	$200	$209	$47	$48	$147	$160
Toll Roads	85	70	243	169	68	44	185	103
Ports	27	27	72	63	21	20	61	45
Total	$179	$162	$515	$441	$136	$112	$393	$308
For the three-month period ended September 30, 2017, our rail business generated Adjusted EBITDA of $67 million and FFO of $47 million compared to $65 million and $48 million, respectively, in the prior year. Adjusted EBITDA benefitted from increased tariffs and higher volumes at our South America operations, partially offset by foreign exchange movements at our Australian rail operation. FFO decreased versus the prior year as the aforementioned items were more than offset by higher interest expense at our Brazilian rail operations associated with recent expansion initiatives.
For the three-month period ended September 30, 2017, our toll roads contributed Adjusted EBITDA of $85 million and FFO of $68 million compared to $70 million and $44 million, respectively, in the 2016 period. The current period Adjusted EBITDA and FFO benefitted from a 4% increase in traffic on our South American roads, inflationary increases in tariffs and the benefit from increased ownership of our Brazilian toll road.

Q3 2017 INTERIM REPORT 43

For the three-month period ended September 30, 2017, our port operations reported Adjusted EBITDA of $27 million and FFO of $21 million compared to $27 million and $20 million, respectively, in 2016. FFO increased versus the prior year due to a full quarter of contribution from our Australian ports business, which was acquired in August 2016.
Depreciation and amortization increased to $82 million for the three-month period ended September 30, 2017, from $69 million in the comparative period. The increase in depreciation expense arose from acquisitions completed over the past 12 months, incremental depreciation associated with expansionary capital expenditure programs, our annual revaluation process and the impact of foreign exchange.
Deferred taxes and other items for the three-month period ended September 30, 2017 were a loss of $25 million, $4 million higher than the same period in 2016 primarily due to foreign exchange.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Capital backlog, start of period	$670	$687	$721	$467
Additional capital project mandates	45	177	181	428
Less: capital expenditures	(86)	(104)	(259)	(211)
Foreign exchange and other	(50)	(1)	(64)	75
Capital backlog, end of period	579	759	579	759
Construction work in progress	275	358	275	358
Total capital to be commissioned	$854	$1,117	$854	$1,117
As of September 30, 2017, total capital to be commissioned was $854 million compared to $1,117 million as of September 30, 2016. Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain toll road routes and deepening berths and enhancing and modernizing existing infrastructure at our ports. Our South American toll road businesses and Brazilian rail operation are the largest contributors at approximately $650 million and $150 million, respectively.
Energy
Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our energy segment is comprised of the following:
Transmission, Distribution and Storage Operations

•	Approximately 15,000 kilometres of natural gas transmission pipelines

•	Approximately 600 billion cubic feet (“bcf”) of natural gas storage in the U.S. and Canada
District Energy Operations

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,000,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 261,000 tons of contracted cooling capacity, as well as servicing approximately 17,800 natural gas, water and wastewater connections

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Growth capital expenditures	$17	$18	$63	$51
Adjusted EBITDA margin(1)	47%	52%	53%	55%
Funds from operations (FFO)	48	40	153	123
Maintenance capital expenditures	(26)	(23)	(51)	(43)
Adjusted funds from operations (AFFO)	$22	$17	$102	$80

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
For the three-month period ended September 30, 2017, our energy segment generated FFO of $48 million compared with $40 million in the same period in the prior year. FFO from our North American natural gas transmission business benefitted from lower interest expense driven by deleveraging activities and higher transportation volumes associated with newly secured contracts. Partially offsetting this were lower spreads at our gas storage businesses.
The following table presents our energy segment’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Revenues	$133	$123	$398	$365
Cost attributed to revenues	(71)	(59)	(187)	(163)
Adjusted EBITDA	62	64	211	202
Interest expense	(19)	(26)	(69)	(82)
Other income	5	2	11	3
Funds from operations (FFO)	48	40	153	123
Depreciation and amortization	(36)	(32)	(104)	(92)
Deferred taxes and other items	(8)	(13)	(27)	(16)
Net income	$4	$(5)	$22	$15
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016	2017	2016	2017	2016
Energy Transmission & Storage	$46	$50	$170	$164	$35	$28	$119	$90
District Energy	16	14	41	38	13	12	34	33
Total	$62	$64	$211	$202	$48	$40	$153	$123
For the three-month period ended September 30, 2017, our energy transmission and storage operations generated Adjusted EBITDA of $46 million and FFO of $35 million compared to $50 million and $28 million, respectively, during the same period of 2016. Adjusted EBITDA decreased versus prior year as the benefit from higher transportation volumes associated with newly secured contracts at our North American natural gas transmission operation, were more than offset by the impact of lower spreads at our gas storage businesses. FFO increased versus prior year as the impact of the aforementioned items were offset by lower interest expense from deleveraging activities completed at our North American natural gas transmission operation.
For the three-month period ended September 30, 2017, our district energy business generated Adjusted EBITDA of $16 million and FFO of $13 million, compared to $14 million and $12 million during the comparative period. Adjusted EBITDA and FFO were higher as a result of initial contribution from the addition of 8 new customers in North America as well as benefitted from from tuck-in acquisitions completed in the U.S. and Canada over the past 12 months.

Q3 2017 INTERIM REPORT 45

Depreciation and amortization increased to $36 million for the three-month period ended September 30, 2017, from $32 million in the comparative period. The increase is primarily due our annual revaluation process and foreign exchange.
Deferred taxes and other items for the three-month period ended September 30, 2017 were a loss of $8 million compared to a loss of $13 million for the same period in 2016. The variance from the prior year is due to to mark-to-market gains realized on commodity contracts at our North American gas storage operation in the current period.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Capital backlog, start of period	$125	$170	$147	$181
Additional capital project mandates	—	12	24	34
Less: capital expenditures	(17)	(18)	(63)	(51)
Foreign exchange and other	(3)	1	(3)	1
Capital backlog, end of period	105	165	105	165
Construction work in progress	59	64	59	64
Total capital to be commissioned	$164	$229	$164	$229
As of September 30, 2017, total capital to be commissioned was $164 million compared to $229 million as of September 30, 2016. Capital commissioned includes approximately $105 million within our energy transmission, distribution and storage operations primarily relating to the first phase of the Gulf Coast Reversal project which is anchored by a 20-year, 385,000 dekatherms per day contract with a large LNG operator. Our district energy backlog includes $45 million of energy network and district water expansions in Australia and $15 million of expansionary projects at our North American systems.
Communications Infrastructure
Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecommunications customers pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers pay us fees for transmitting television and radio content to end users.
The key objective for this segment is to capture benefit from increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance can be measured by the growth in our Adjusted EBITDA.
The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 kilometres of fibre backbone located in France.
Our operations generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10 years in telecommunications and five years in broadcasting) with large, prominent customers in France.
Recent Developments
During 2016, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, signed agreements to acquire an effective 29% interest in an Indian telecommunications business for an investment of approximately $200 million (our share). Completion of this transaction was subject to the merger of Reliance Communications with Aircel and other certain closing conditions and regulatory approvals. The merger will not proceed and therefore our transaction as previously announced will not proceed either. However, we continue to monitor the evolving situation to determine if revised terms can be agreed upon.
We remain patient in pursuing this and several other potential opportunities in the sector. In particular, we are evaluating a number of portfolios with the goal of developing a scalable presence in India.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Growth capital expenditures	$11	$8	$28	$19
Adjusted EBITDA margin(1)	57%	58%	57%	54%
Funds from operations (FFO)	19	19	57	57
Maintenance capital expenditures	(3)	(2)	(9)	(7)
Adjusted funds from operations (AFFO)	$16	$17	$48	$50

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
The following table presents our communications infrastructure segment’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Revenues	$42	$40	$122	$123
Cost attributed to revenues	(19)	(17)	(54)	(56)
Adjusted EBITDA	23	23	68	67
Interest expense	(3)	(4)	(9)	(9)
Other expenses	(1)	—	(2)	(1)
Funds from operations (FFO)	19	19	57	57
Depreciation and amortization	(19)	(19)	(55)	(57)
Deferred taxes and other items	2	1	5	3
Net income	$2	$1	$7	$3
For the three-month period ended September 30, 2017, our communications infrastructure segment generated Adjusted EBITDA and FFO of $23 million and $19 million, respectively, both amounts are consistent with the prior year. Results in local currencies were higher by 6% which was fully offset by foreign exchange movements.
For the three-month period ended September 30, 2017, depreciation and amortization, and deferred taxes and other items were relatively consistent with the prior year at $19 million and $2 million, respectively.
Corporate and other
The following table presents the components of Corporate and other, on a proportionate basis:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
General and administrative costs	$(2)	$(2)	$(7)	$(6)
Base management fee	(61)	(43)	(166)	(116)
Adjusted EBITDA	(63)	(45)	(173)	(122)
Other income	8	20	35	67
Financing costs	(17)	(13)	(46)	(36)
Funds from operations (FFO)	(72)	(38)	(184)	(91)
Deferred taxes and other items	(44)	54	(141)	94
Net loss	$(116)	$16	$(325)	$3
General and administrative costs for the three-month period ended September 30, 2017 were $2 million, consistent with the same period in 2016.

Q3 2017 INTERIM REPORT 47

Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our partnership’s market value plus our preferred units and net recourse debt. The base management fee has increased from prior the year due to an increase in our trading price and the impact of additional capital raised in the last 12 months to finance new investments.
Other income includes interest and distribution income as well as realized gains or losses earned on corporate financial assets. The decrease during the three-month period ended September 30, 2017 versus the comparative period is primarily attributable to the disposition of financial assets to fund new investments.
Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium-term notes, less interest earned on cash balances. Financing costs have increased compared to the prior year due to higher borrowings used to fund newly acquired businesses.
Deferred taxes and other items for the three-month period ended September 30, 2017 were a loss of $44 million compared to a gain of $54 million in 2016. The variance is mainly due to the one-time gain associated with the sale of our toehold interest in Asciano Limited in the prior year.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including, but not limited to, FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, along with other measures. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses.
Along with net income and other IFRS measures, FFO, AFFO, and Adjusted EBITDA are key measures of our financial performance that we use to assess the operating results and performance of our operations on a segmented basis. Adjusted Earnings is another measure of operating performance used to assess the ability of our businesses to generate recurring earnings, which allows users to better understand and evaluate financial performance of our partnership.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2017	2016	2017	2016
Net income(1)	$151	$103	$332	$350
Net (loss) income per limited partnership unit(2)	(0.04)	0.16	(0.13)	0.73
Funds from operations (FFO)(3)	301	235	857	699
Per unit FFO(4)	0.81	0.68	2.32	2.02
Adjusted funds from operations (AFFO)(5)	236	183	692	581
Return on invested capital(6)	13%	12%	13%	13%
Adjusted EBITDA(7)	401	335	1,154	987
Adjusted earnings(8)	130	109	405	382
Adjusted earnings per unit(4)	0.35	0.32	1.10	1.12
Distributions per unit	0.44	0.39	1.31	1.15
Payout ratio(9)	65%	68%	69%	67%

1.	Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units and the general partner.

2.
Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods was 262.6 million and 260.6 million (2016: 243.4 million and 243.3 million for the three and nine-month periods).

3.
FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

4.	Average units outstanding during the three and nine-month periods of 373.9 million and 371.0 million (2016: 345.3 million and 345.2 million for the three and nine-month periods).

5.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.

6.
Return on invested capital is defined as AFFO divided by Invested Capital. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

7.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

8.
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.

9.	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Q3 2017 INTERIM REPORT 49

For the three-month period ended September 30, 2017, our FFO totaled $301 million ($0.81 per unit) compared to FFO of $235 million ($0.68 per unit) for the same quarter in 2016. FFO and FFO per unit increased by 28% and 19%, respectively, reflecting the contribution from new investments and solid organic growth across a number of our businesses, partially offset by the impact of foreign exchange. Our partnership paid distributions of $0.435 per unit during the third quarter, an increase of 12% compared to the same period in 2016.
The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Statements of Operating Results	2017	2016	2017	2016
Net income (loss) by segment
Utilities	$92	$44	$225	$113
Transport	29	22	103	178
Energy	4	(5)	22	15
Communications Infrastructure	2	1	7	3
Corporate and other	(116)	16	(325)	3
Net income	$11	$78	$32	$312
Adjusted EBITDA by segment
Utilities	$200	$131	$533	$399
Transport	179	162	515	441
Energy	62	64	211	202
Communications Infrastructure	23	23	68	67
Corporate and other	(63)	(45)	(173)	(122)
Adjusted EBITDA	$401	$335	$1,154	$987
FFO by segment
Utilities	$170	$102	$438	$302
Transport	136	112	393	308
Energy	48	40	153	123
Communications Infrastructure	19	19	57	57
Corporate and other	(72)	(38)	(184)	(91)
FFO	$301	$235	$857	$699

US$ MILLIONS	As of
Statements of Financial Position	September 30, 2017	December 31, 2016
Total assets by segment
Utilities	$6,316	$4,605
Transport	6,639	6,160
Energy	3,074	3,032
Communications Infrastructure	999	933
Corporate and other	(938)	(510)
Total assets	$16,090	$14,220
Net debt by segment
Utilities	$3,148	$2,798
Transport	2,798	2,611
Energy	1,299	1,468
Communications Infrastructure	432	392
Corporate and other	1,466	453
Net debt	$9,143	$7,722
Partnership capital by segment
Utilities	$3,168	$1,807
Transport	3,841	3,549
Energy	1,775	1,564
Communications Infrastructure	567	541
Corporate and other	(2,404)	(963)
Partnership capital	$6,947	$6,498

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as adjusted funds from operations (“AFFO”), less estimated1 returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2017 were $6,777 million and $6,453 million. See “Reconciliation of Non-IFRS Financial Measures” on page 57 for more details.

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. Any limitations existing at September 30, 2017 and December 31, 2016 were insignificant and would not adversely impact our ability to meet cash obligations.
Our group-wide liquidity at September 30, 2017 was $3.6 billion and consisted of the following:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Corporate cash and cash equivalents	$250	$549
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(71)	—
Commitments under corporate credit facility	(47)	(46)
Proportionate cash retained in businesses	301	283
Proportionate availability under subsidiary credit facilities	733	634
Group-wide liquidity	$3,641	$3,895
At September 30, 2017, we believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $3.6 billion, down from $3.9 billion at December 31, 2016 primarily as a result of corporate cash and cash equivalents on hand at year end which were used, along side capital raised in the past nine months, to fund the acquisition of our Brazilian regulated gas transmission operation in April 2017.

Q3 2017 INTERIM REPORT 51

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of September 30, 2017, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2017	2018	2019	2020	2021	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$100	$—	$301	$—	$993	$1,394
Total recourse borrowings	5	—	100	—	301	—	993	1,394
Non-recourse borrowings(1)
Utilities
Regulated Distribution	11	21	36	8	11	6	725	807
Regulated Transmission	10	—	—	—	—	—	1,337	1,337
Regulated Terminal	5	—	—	61	166	322	519	1,068
	9	21	36	69	177	328	2,581	3,212
Transport
Rail	6	5	14	25	113	123	843	1,123
Toll Roads	9	57	251	129	85	95	710	1,327
Ports	4	32	32	112	208	63	70	517
	7	94	297	266	406	281	1,623	2,967
Energy
Energy Transmission & Storage	9	—	59	95	7	—	929	1,090
District Energy	11	1	10	2	35	3	198	249
	10	1	69	97	42	3	1,127	1,339
Communications Infrastructure
Telecommunications Infrastructure	6	—	—	—	111	—	349	460
	6	—	—	—	111	—	349	460
Total non-recourse borrowings(1)	8	116	402	432	736	612	5,680	7,978
Total borrowings(2)	8	$116	$502	$432	$1,037	$612	$6,673	$9,372
Cash retained in businesses
Utilities								$64
Transport								169
Energy								40
Communications Infrastructure								28
Corporate								250
Total cash retained								$551
Net debt
Utilities								$3,148
Transport								2,798
Energy								1,299
Communications Infrastructure								432
Corporate								1,466
								$9,143
Total net debt		1%	5%	5%	11%	7%	71%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

2.
As of September 30, 2017, approximately 23% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 21% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 20% of our total borrowings, inclusive of the impact of interest rate swaps.

Our debt has an average term of eight years. On a proportionate basis, our net debt-to-capitalization ratio as of September 30, 2017 was 55%. The weighted average cash interest rate is 4.6% for the overall business (2016: 5.2%), in which our utilities, transport, energy, communications infrastructure and corporate segments were 3.9%, 6.5%, 5.2%, 2.6% and 3.6%, respectively (2016: 4.1%, 7.5%, 7.2%, 2.6% and 2.9%, respectively).

52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Consolidated debt	$9,647	$8,236
Add: proportionate share of debt of investments in associates:
Utilities	807	727
Transport	1,163	1,083
Energy	938	1,146
Communications Infrastructure	460	410
Less: borrowings attributable to non-controlling interest	(2,883)	(2,619)
Premium on debt and cross currency swaps	(438)	(429)
Proportionate debt	$9,694	$8,554
CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2017:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$695	$36	$12	$119	$862
Corporate borrowing	322	100	662	632	1,716
Non-recourse borrowing	181	722	1,787	5,241	7,931
Financial liabilities	341	66	54	943	1,404
Interest expense:
Corporate borrowing	41	48	118	37	244
Non-recourse borrowing	324	317	779	1,339	2,759
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $243 million per year based on the September 30, 2017 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

Q3 2017 INTERIM REPORT 53

The following table presents our hedged position in foreign currencies as of September 30, 2017:

	Net Investment Hedges
US$ MILLIONS	USD		AUD	GBP	BRL	CLP	CAD		EUR	COP	PEN	INR
Equity Investment – US$	$504		$1,548	$1,080	$3,201	$97	$(489)		$777	$66	$119	$44
FX contracts – US$	3,567		(1,548)	(1,080)	—	—	(162)		(777)	—	—	—
Net unhedged – US$	$4,071		$—	$—	$3,201	$97	$(651)		$—	$66	$119	$44
% of equity investment hedged	N/A	%	100%	100%	—%	—%	N/A	%	100%	—%	—%	—%
At September 30, 2017, we had hedges in place to convert a total of 51% of our net equity investment to U.S. dollars. For the three-month period ended September 30, 2017, we recorded losses in comprehensive income of $72 million related to these contracts.
CAPITAL REINVESTMENT
Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.
The following table highlights the sources and uses of cash for the period:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Funds from operations (FFO)	$301	$235	$857	$699
Maintenance capital	(65)	(52)	(165)	(118)
Funds available for distribution (AFFO)	236	183	692	581
Distributions paid	(197)	(160)	(587)	(466)
Funds available for reinvestment	39	23	105	115
Growth capital expenditures	(262)	(222)	(694)	(596)
Debt funding of growth capex	152	124	371	338
Non-recourse debt (repayments) issuances	(33)	25	(110)	18
New investments, net of disposals	(25)	341	(1,675)	(178)
(Repayments) draws on corporate credit facility	(703)	(712)	71	75
Partnership unit issuances	977	8	988	13
Proceeds from debt issuance	—	—	537	—
Proceeds from preferred units issuance	—	186	220	186
Changes in working capital and other	(1)	47	(94)	157
Change in proportionate cash	144	(180)	(281)	128
Opening, proportionate cash	407	851	832	543
Closing, proportionate cash	$551	$671	$551	$671
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Growth capital expenditures by segment
Utilities	$148	$92	$344	$315
Transport	86	104	259	211
Energy	17	18	63	51
Communications Infrastructure	11	8	28	19
	$262	$222	$694	$596

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Growth capital expenditures for the three-month period ended September 30, 2017 were $262 million, an increase from $222 million in the same period in 2016. The increase in growth capital expenditures reflects higher connections activity and the investment in our smart meter program at our U.K. regulated distribution business and the continued construction of transmission lines in South America, partially offset by the completion of major projects at our South American rail and toll road businesses in the past 12 months.
The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Quarterly Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2017	2016	2017	2016
Maintenance capital expenditures by segment
Utilities	$15	$20	$4	$3	$10	$9
Transport	125	135	32	24	95	59
Energy	60	70	26	23	51	43
Communications Infrastructure	10	15	3	2	9	7
	$210	$240	$65	$52	$165	$118
We estimate annual maintenance capital expenditures to be $15-20 million, $125-135 million, $60-70 million, and $10-15 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $210-240 million. For the three-month period ended September 30, 2017, our maintenance capital expenditures were slightly above our quarterly estimated range, primarily due to timing of expenditures in our energy segment, which predominately occurs in the second and third quarters of the year.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	September 30, 2017	December 31, 2016
Redeemable Partnership Units, held by Brookfield	115,824,992	108,401,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	276,474,182	259,450,045
Total	393,899,584	369,452,447
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.203 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.22 per unit.
To the extent that distributions on limited partnership units exceed $0.22 per unit, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2017, an incentive distribution of $28 million and $84 million was paid to the special general partner (2016: $21 million and $59 million, respectively).
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.

Q3 2017 INTERIM REPORT 55

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as adjusted funds from operations (“AFFO”), less estimated1 returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2017 were $6,777 million and $6,453 million. See “Reconciliation of Non-IFRS Financial Measures” on page 57 for more details.

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
a) Transactions with the immediate parent
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine-month periods ended September 30, 2017 (2016: less than $1 million for the three and nine-month periods).
b) Transactions with other related parties
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $61 million and $166 million, respectively, for the three and nine-month periods ended September 30, 2017 (2016: $43 million and $116 million, respectively).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
Brookfield Infrastructure, from time to time, will place funds on deposit with Brookfield. As at September 30, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2016: $255 million) and earned interest of less than $1 million and $1 million, respectively, for the three and nine-month periods ended September 30, 2017 (2016: less than $1 million for the three and nine-month periods).
Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the three and nine-month periods ended September 30, 2017, revenues of $2 million and $5 million, respectively, were generated (2016: less than $1 million for the three and nine-month periods) and expenses of $2 million and $3 million were incurred, respectively (2016: less than $1 million for the three and nine-month periods).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and nine-month periods ended September 30, 2017, Brookfield Infrastructure paid less than $1 million for these services (2016: less than $1 million for the three and nine-month periods).

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2017, letters of credit issued by our subsidiaries amounted to $47 million (2016: $46 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
These measures are not calculated in accordance with and do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.
FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital have limitations as analytical tools. Therefore FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS.
Net income attributable to our partnership is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
When viewed along with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We also add back breakage and transaction costs as they are capital in nature.

Q3 2017 INTERIM REPORT 57

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses.
Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income and disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as Adjusted Funds From Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to FFO and AFFO, non-IFRS financial metrics:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016	2017	2016
Net income attributable to partnership(2)	$11	$78	$32	$312
Add back or deduct the following:
Depreciation and amortization	195	158	539	448
Deferred income taxes	6	(18)	14	(31)
Mark-to-market on hedging items	26	49	111	40
Valuation losses (gains) and other	63	(32)	161	(70)
FFO	301	235	857	699
Maintenance capital expenditures	(65)	(52)	(165)	(118)
AFFO	$236	$183	$692	$581
Return of capital	(23)	(10)	(56)	(31)
AFFO less return of capital	$213	$173	$636	$550

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
For the three-month period ended September 30, 2017, the difference between net income attributable to partnership and FFO is due to depreciation and amortization expenses of $195 million (2016: $158 million), deferred tax expense of $6 million (2016: deferred tax recovery of $18 million), mark-to-market losses on hedging items of $26 million (2016: losses of $49 million) and valuation losses and other of $63 million (2016: gains of $32 million).

58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the nine-month period ended September 30, 2017, the difference between net income attributable to partnership and FFO is due to depreciation and amortization expenses of $539 million (2016: $448 million), deferred tax expense of $14 million (2016: deferred tax recovery of $31 million), mark-to-market losses on hedging items of $111 million (2016: losses of $40 million) and valuation losses and other of $161 million (2016: gains of $70 million).
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS(1)	2017	2016	2017	2016
Net income attributable to partnership(2)	$11	$78	$32	$312
Add back or deduct the following:
Depreciation and amortization	195	158	539	448
Deferred income taxes	6	(18)	14	(31)
Mark-to-market on hedging items and other	89	17	272	(30)
Interest expense	108	116	328	344
Other income	(8)	(16)	(31)	(56)
Adjusted EBITDA	$401	$335	$1,154	$987

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
For the three-month period ended September 30, 2017, the difference between net income attributable to partnership and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $195 million (2016: $158 million) and interest expense of $108 million (2016: $116 million).
For the nine-month period ended September 30, 2017, the difference between net income attributable to partnership and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $539 million (2016: $448 million) and interest expense of $328 million (2016: $344 million).
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Net income attributable to partnership(1)	$11	$78	$32	$312
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	93	76	262	222
Mark-to-market on hedging items	26	49	111	40
Gains on sale of subsidiaries or ownership changes	—	(94)	—	(192)
Adjusted earnings	$130	$109	$405	$382

1.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
For the three-month period ended September 30, 2017, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $93 million (2016: $76 million) and mark-to-market losses on hedging items of $26 million (2016: losses of $49 million). The prior year gains on sale of subsidiaries or ownership changes primarily included a one-time gain in our ports business in the prior year. The increase in Adjusted Earnings is primarily due to the acquisition of our Brazilian regulated gas transmission business earlier in 2017.

Q3 2017 INTERIM REPORT 59

For the nine-month period ended September 30, 2017, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $262 million (2016: $222 million) and mark-to-market losses on hedging items of $111 million (2016: losses of $40 million). The prior year gains on sale of subsidiaries or ownership changes primarily included a one-time gain in our ports and toll road businesses. The increase in Adjusted Earnings is primarily due to the acquisition of our Brazilian regulated gas transmission business earlier in 2017.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.
The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016	2017	2016
Net (loss) income per limited partnership unit(2)	$(0.04)	$0.16	$(0.13)	$0.73
Add back or deduct the following:
Depreciation and amortization	0.52	0.46	1.45	1.30
Deferred income taxes	0.02	(0.05)	0.04	(0.09)
Mark-to-market on hedging items	0.07	0.14	0.30	0.12
Valuation losses (gains) and other	0.24	(0.03)	0.66	(0.04)
Per unit FFO(3)	$0.81	$0.68	$2.32	$2.02

1.	Please see “Reconciliation of Operating Segments” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
During the three and nine-month periods ended September 30, 2017, on average there were 262.6 million and 260.6 million limited partnership units outstanding (2016: 243.4 million and 243.3 million for the three and nine-month periods).

3.
During the three and nine-month periods ended September 30, 2017, on average there were 373.9 million and 371.0 million units outstanding (2016 : 345.3 million and 345.2 million for the three and nine-month periods).

The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2017	2016	2017	2016
Net (loss) income per limited partnership unit(1)	$(0.04)	$0.16	$(0.13)	$0.73
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.25	0.22	0.70	0.64
Mark-to-market on hedging items	0.07	0.14	0.30	0.10
Losses on sale of subsidiaries or ownership changes and other	0.07	(0.20)	0.23	(0.35)
Adjusted earnings per unit(2)	$0.35	$0.32	$1.10	$1.12

1.
During the three and nine-month periods ended September 30, 2017, on average there were 262.6 million and 260.6 million limited partnership units outstanding (2016: 243.4 million and 243.3 million for the three and nine-month periods).

2.
During the three and nine-month periods ended September 30, 2017, on average there were 373.9 million and 371.0 million units outstanding (2016 : 345.3 million and 345.2 million for the three and nine-month periods).

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Partnership Capital	$13,495	$9,644
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(5,953)	(2,771)
Deficit (Earnings)	1,229	697
Accumulated Other Comprehensive Income	(1,067)	(1,074)
Ownership Changes	(109)	(109)
Invested Capital	$7,595	$6,387

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Invested capital has increased as a result of the issuance of $220 million of Series 7 preferred units in January 2017, and $977 million related to units issued in the September 2017 equity issuance and under our partnership’s distribution reinvestment plan.
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2017:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2017	2016	2017	2016
Opening balance	$6,618	$5,457	$6,387	$5,452
Issuance of preferred units	—	186	220	186
Issuance of limited partnership units and redeemable partnership units	977	8	988	13
Ending balance, September 30	7,595	5,651	7,595	5,651
Weighted Average Invested Capital	6,778	5,578	6,646	5,495
AFFO is defined as FFO (defined in Note 9, Segment Information) less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2017 were $236 million and $692 million, respectively (2016: $183 million and $581 million, respectively). Estimated1 returns of capital for the three and nine-month periods ended September 30, 2017 were $23 million and $56 million, respectively (2016: $10 million and $31 million, respectively).
Our partnership has met its investment return objectives with return on Invested Capital of 13% for both the three and nine-month periods ended September 30, 2017 (2016: 12% and 13%, respectively).

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.
OTHER RELEVANT MEASURES
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of September 30, 2017 and December 31, 2016:

	As of
US$ MILLIONS	September 30, 2017	December 31, 2016
Partnership units outstanding, end of period(1)	393.9	369.5
Price(2)	$43.0353	$33.4719
Market capitalization	16,952	12,368
Preferred units(3)	595	375
Proportionate net debt(4)	9,143	7,722
Enterprise value	$26,690	$20,465

1.	Includes limited partner, general partner and redeemable partnership units held by Brookfield.

2.
Market value of our partnership is calculated based on the price per unit referencing the volume weighted average of the trading price of our units on the New York Stock Exchange for the last five trading days of a period.

3.	Preferred units on Brookfield Infrastructure’s Consolidated Statements of Financial Position.

4.
Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

Reconciliation of Operating Segments
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Q3 2017 INTERIM REPORT 61

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 64 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials

Revenues	$261	$411	$133	$42	$—	$847	$(403)	$517	$961
Costs attributed to revenues	(61)	(232)	(71)	(19)	—	(383)	213	(224)	(394)
General and administrative costs	—	—	—	—	(63)	(63)	—	—	(63)
Adjusted EBITDA	200	179	62	23	(63)	401	(190)	293
Other (expense) income	(2)	(2)	5	(1)	8	8	1	(10)	(1)
Interest expense	(28)	(41)	(19)	(3)	(17)	(108)	39	(45)	(114)
FFO	170	136	48	19	(72)	301	(150)	238
Depreciation and amortization	(58)	(82)	(36)	(19)	—	(195)	94	(114)	(215)
Deferred taxes	(15)	3	(1)	3	4	(6)	—	(7)	(13)
Mark-to-market on hedging items and other	(5)	(28)	(7)	(1)	(48)	(89)	32	23	(34)
Share of earnings from associates	—	—	—	—	—	—	24	—	24
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(140)	(140)
Net income (loss) attributable to partnership(1)	$92	$29	$4	$2	$(116)	$11	$—	$—	$11

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials

Revenues	$180	$334	$123	$40	$—	$677	$(355)	$200	$522
Costs attributed to revenues	(49)	(172)	(59)	(17)	—	(297)	175	(145)	(267)
General and administrative costs	—	—	—	—	(45)	(45)	—	—	(45)
Adjusted EBITDA	131	162	64	23	(45)	335	(180)	55
Other income (expense)	2	(8)	2	—	20	16	7	2	25
Interest expense	(31)	(42)	(26)	(4)	(13)	(116)	51	(33)	(98)
FFO	102	112	40	19	(38)	235	(122)	24
Depreciation and amortization	(38)	(69)	(32)	(19)	—	(158)	84	(52)	(126)
Deferred taxes	2	16	4	1	(5)	18	(5)	10	23
Mark-to-market on hedging items and other	(22)	(37)	(17)	—	59	(17)	11	43	37
Share of earnings from associates	—	—	—	—	—	—	32	—	32
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(25)	(25)
Net income (loss) attributable to partnership(1)	$44	$22	$(5)	$1	$16	$78	$—	$—	$78

62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials

Revenues	$715	$1,181	$398	$122	$—	$2,416	$(1,191)	$1,326	$2,551
Costs attributed to revenues	(182)	(666)	(187)	(54)	—	(1,089)	624	(645)	(1,110)
General and administrative costs	—	—	—	—	(173)	(173)	—	—	(173)
Adjusted EBITDA	533	515	211	68	(173)	1,154	(567)	681
Other (expense) income	(9)	(4)	11	(2)	35	31	8	(26)	13
Interest expense	(86)	(118)	(69)	(9)	(46)	(328)	132	(119)	(315)
FFO	438	393	153	57	(184)	857	(427)	536
Depreciation and amortization	(147)	(233)	(104)	(55)	—	(539)	273	(275)	(541)
Deferred taxes	(33)	10	(1)	8	2	(14)	(1)	(16)	(31)
Mark-to-market on hedging items and other	(33)	(67)	(26)	(3)	(143)	(272)	72	55	(145)
Share of earnings from associates	—	—	—	—	—	—	83	—	83
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(300)	(300)
Net income (loss) attributable to partnership(1)	$225	$103	$22	$7	$(325)	$32	$—	$—	$32

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials

Revenues	$521	$894	$365	$123	$—	$1,903	$(959)	$494	$1,438
Costs attributed to revenues	(122)	(453)	(163)	(56)	—	(794)	475	(348)	(667)
General and administrative costs	—	—	—	—	(122)	(122)	—	—	(122)
Adjusted EBITDA	399	441	202	67	(122)	987	(484)	146
Other income (expense)	4	(17)	3	(1)	67	56	15	—	71
Interest expense	(101)	(116)	(82)	(9)	(36)	(344)	141	(91)	(294)
FFO	302	308	123	57	(91)	699	(328)	55
Depreciation and amortization	(116)	(183)	(92)	(57)	—	(448)	237	(123)	(334)
Deferred taxes	(6)	22	9	7	(1)	31	(15)	19	35
Mark-to-market on hedging items and other	(67)	31	(25)	(4)	95	30	(36)	87	81
Share of earnings from associates	—	—	—	—	—	—	142	—	142
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(38)	(38)
Net income (loss) attributable to partnership(1)	$113	$178	$15	$3	$3	$312	$—	$—	$312

1.	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Q3 2017 INTERIM REPORT 63

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$6,316	$6,639	$3,074	$999	$(938)	$16,090	$(3,075)	$11,590	$4,168	$28,773

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275
Discussion of Segment Reconciling Items
The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(28)	$(94)	$(45)	$(23)	$—	$(190)
Attribution to non-controlling interest	232	39	23	—	(1)	293
Adjusted EBITDA	204	(55)	(22)	(23)	(1)	103
Adjustments to items comprising FFO(2)
Contributions from investments in associates	8	16	13	2	1	40
Attribution to non-controlling interest	(27)	(9)	(13)	—	(6)	(55)
FFO	185	(48)	(22)	(21)	(6)	88
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	20	78	32	21	(1)	150
Attribution to non-controlling interest	(205)	(30)	(10)	—	7	(238)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(33)	$(80)	$(44)	$(23)	$—	$(180)
Attribution to non-controlling interest	36	13	24	—	(18)	55
Adjusted EBITDA	3	(67)	(20)	(23)	(18)	(125)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	8	25	21	4	—	58
Attribution to non-controlling interest	(11)	(10)	(6)	—	(4)	(31)
FFO	—	(52)	(5)	(19)	(22)	(98)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	25	55	23	19	—	122
Attribution to non-controlling interest	(25)	(3)	(18)	—	22	(24)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(91)	$(260)	$(146)	$(69)	$(1)	$(567)
Attribution to non-controlling interest	498	115	87	—	(19)	681
Adjusted EBITDA	407	(145)	(59)	(69)	(20)	114
Adjustments to items comprising FFO(2)
Contributions from investments in associates	27	50	54	9	—	140
Attribution to non-controlling interest	(71)	(30)	(30)	—	(14)	(145)
FFO	363	(125)	(35)	(60)	(34)	109
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	64	210	92	60	1	427
Attribution to non-controlling interest	(427)	(85)	(57)	—	33	(536)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(89)	$(192)	$(136)	$(67)	$—	$(484)
Attribution to non-controlling interest	113	54	55	—	(76)	146
Adjusted EBITDA	24	(138)	(81)	(67)	(76)	(338)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	20	58	68	10	—	156
Attribution to non-controlling interest	(38)	(33)	(17)	—	(3)	(91)
FFO	6	(113)	(30)	(57)	(79)	(273)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	69	134	68	57	—	328
Attribution to non-controlling interest	(75)	(21)	(38)	—	79	(55)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.

2.	Other income, interest expense and cash taxes.

3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.
Contributions from investments in associates and joint ventures increased compared to prior year primarily due to additional income from organic growth initiatives within our North American natural gas transmission operation, the benefits from inflationary tariff increases and an increased ownership stake in our Brazilian toll road operations, organic growth, and the impact of foreign exchange.
Attribution to non-controlling interest increased compared to the prior year primarily due to acquisitions completed over the past 12 months.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Q3 2017 INTERIM REPORT 65

Financial instruments
Critical judgments associated with our partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward-looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely our partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 12, Property, Plant and Equipment in our December 31, 2016 audited consolidated financial statements. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2016. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Recently adopted accounting standard amendments
Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2017. The impact of adopting these amendments on our partnership’s accounting policies and disclosures are as follows:
IAS 7 Statement of Cash Flows (“IAS 7”)
In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning on or after January 1, 2017. The amendment requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively and Brookfield Infrastructure’s 2017 annual financial statement disclosures will contain information to reflect this amendment.

66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Standards issued but not yet adopted
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted.
Our partnership has a global team in place to evaluate the financial statements and any corollary impact of adopting IFRS 15, has participated in strategic planning sessions with Brookfield and developed an adoption plan. Our partnership has also identified major revenue streams to be assessed, and has completed the process of identifying and accumulating detailed information on major contracts that may be impacted by the changes at the transition date. Our partnership is currently in the process of evaluating and documenting the impact of this standard in relation to the contractual terms identified that warrant further analysis. The key areas of focus within the context of this standard are primarily in relation to the identification of performance obligation and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations. Next steps involve the finalization of these documented analyses, assessing any impact on internal controls, and drafting pro-forma disclosures that will be required upon initial adoption and thereafter. We are progressing as planned toward the implementation of IFRS 15.
Our partnership has chosen to apply the modified retrospective transition method, in which a cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption and whereby comparative periods will not be restated. No material financial statement adjustments required upon adoption have been identified to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact. Additionally, our partnership continues to monitor international developments in the interpretation of IFRS 15 as a component of our ongoing impact evaluation.
IFRS 9 Financial Instruments (“IFRS 9”)
In July 2014, the IASB issued the final publication of IFRS 9, superseding IAS 39, Financial Instruments. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.
Our partnership has a global team in place to evaluate the financial statements and any corollary impact of IFRS 9 on its consolidated financial statements and business processes. To date, management has participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of IFRS 9 with a primary focus on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under this standard. Changes resulting from IFRS 9 relating to hedge accounting are being evaluated centrally and it has been determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under this new standard and, consequently, the partnership is in the process of finalizing the hedge documentation for these relationships with the view to apply hedge accounting to these relationships prospectively commencing on January 1, 2018. Next steps involve the finalization of documented analyses, assessing any impact on internal controls, and drafting pro-forma disclosures that will be required upon initial adoption of this standard and thereafter. We are progressing as planned toward the implementation of IFRS 9.
Our partnership has decided to adopt IFRS 9 retrospectively with no restatement of comparatives. A cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 16 Leases (“IFRS 16”)
The IASB has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

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Amendments and Interpretations, not yet adopted
IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of IFRIC 22 on its consolidated financial statements, including the adoption method.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Brookfield Infrastructure is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Nova Transportadora do Sudeste S.A., for which control was acquired on April 4, 2017. The financial statements of this entity constitutes 23% of total assets, 34% of partnership capital, 24% of revenue and 95% of net income of the consolidated financial statements of our partnership as of and for the nine-month period ended September 30, 2017.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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